Exhibit 99.58

UNDERWRITING AGREEMENT

July 7, 2014

Amaya Gaming Group Inc.

7600 TransCanada Highway

Pointe-Claire, QC H9R 1C8

Attention:	David Baazov, President and Chief Executive Officer

Dear Sirs:

Canaccord Genuity Corp. (“Canaccord Genuity”), Cormark Securities Inc. and Desjardins Securities Inc., as co-lead underwriters and joint bookrunners (the “Lead Underwriters”), and Clarus Securities Inc. (collectively with the Lead Underwriters, the “Underwriters” and each individually, an “Underwriter”), understand that Amaya Gaming Group Inc. (the “Corporation”) proposes to issue and sell to the Underwriters, on a bought deal private placement basis, 25,000,000 Subscription Receipts (as defined herein) of the Corporation (the “Firm Subscription Receipts”) at a price of $20.00 per Firm Subscription Receipt (the “Offering Price”) for aggregate gross proceeds of $500,000,000 (the “Base Offering”).

The Lead Underwriters shall have an option (the “Option”) to purchase up to an additional 7,000,000 Subscription Receipts (the “Option Subscription Receipts”) at the Offering Price, such Option Subscription Receipts having the same terms and conditions as the Firm Subscription Receipts, for additional gross proceeds of up to $140,000,000 (together with the Base Offering, the “Offering”). The Option shall be exercisable at any time, in whole or in part at the sole discretion of the Lead Underwriters, up to 48 hours prior to the Closing Date (as defined herein). Unless the context otherwise requires, all reference to the “Offering” shall include the Option and all references herein to “Offered Subscription Receipts” shall include the Firm Subscription Receipts and the Option Subscription Receipts.

Upon and subject to the terms and conditions set forth herein, the Underwriters hereby separately (and for greater certainty, not solidarily within the meaning of the Civil Code of Québec) offer to purchase from the Corporation in their respective percentages set out in Section 13 and by the Corporation’s acceptance hereof the Corporation agrees to sell to the Underwriters, at the Closing Time (as defined herein) all of the Offered Subscription Receipts to be issued and sold pursuant to the Offering in the Selling Jurisdictions, all in the manner contemplated by this Agreement. In the United States, the Underwriters may only offer for sale the Offered Subscription Receipts through the U.S. Affiliate (as defined herein) to Qualified Institutional Buyers (as defined in Schedule A) and Institutional Accredited Investors (as defined in Schedule A), who will acquire the Offered Subscription Receipts directly from the Corporation as Substituted Purchasers (as defined in Schedule A) in transactions designed to be exempt from the registration requirements of the U.S. Securities Act (as defined herein) pursuant to Rule 506 of Regulation D of the U.S. Securities Act, and in accordance with Schedule A attached hereto, which is incorporated by reference herein and forms a part of this Agreement. The Underwriters and the Corporation agree that all offers of the Offered Subscription Receipts in the United States shall be made in compliance with Schedule A. The Underwriters’ obligations to purchase the Offered Subscription Receipts pursuant to this Agreement shall be reduced by the number of Offered Subscription Receipts (if any) sold to substituted purchasers in the Selling Jurisdictions where the Offered Subscription Receipts may be lawfully sold. Any reference in this Agreement to the “Purchasers” shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to substituted purchasers, if any.

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation shall pay to the Underwriters the Commission (as defined herein) in accordance with Section 12 of this Agreement. Of the Commission, 50% will be payable by the Corporation at the Closing Time, in addition to the Underwriters’ Expenses, and the balance will be paid from the Escrowed Proceeds (as defined herein) at the time of occurrence of the Release Event (as defined herein).

The Underwriters understand that the Corporation plans to use the proceeds from the Offering to partially fund the Proposed Acquisition (as defined herein). The Underwriters also understand that the Corporation (i) has accepted a commitment letter from GSO Capital Partners LP (“GSO”) (on behalf of funds or accounts managed or advised by GSO) for the sale of US$600,000,000 of preferred shares of the Corporation (the “Preferred Shares”) convertible into Common Shares (as defined herein) and of US$55,000,000 of Common Shares (the “Commitment Shares”); (ii) intends to issue up to US$450,000,000 of additional Preferred Shares; (iii) intends to obtain senior secured credit facilities in an aggregate amount of approximately $2,800,000,000 and comprised of a first lien term loan facility and a revolving credit facility to partially pay the consideration and other amounts owing in connection with the Proposed Acquisition, to repay third party debt for borrowed money of the Target (as defined herein) and its subsidiaries and to pay all or a portion of the transaction costs related to the Proposed Acquisition; and (iv) intends to issue to GSO and another investor up to 12,750,000 common share purchase warrants in the aggregate (the “Commitment Warrants”), with each such Commitment Warrant entitling its holder to acquire one Common Share at a price of $0.01 per share for a period of 10 years after their issuance.

Each Offered Subscription Receipt will, in accordance with the specific terms and conditions of the Subscription Receipt Agreement (as defined herein), entitle the holder either:

A.	if the Release Event occurs prior to 5:00 p.m. (Montréal Time) on the date that is six (6) months after the Closing Date (the “Release Deadline”), to receive one Underlying Share (as defined herein) without payment of additional consideration or further action on the part of the holder, forthwith upon the occurrence of the Release Event; or

B.

(i) if at or before the Release Deadline, the Release Notice (as defined herein) has not been delivered to the Escrow Agent (as defined herein); or (ii) prior to the Release Deadline, the Corporation advises the Underwriters or announces to the public that it does not intend to proceed with the Proposed Acquisition; or (iii) the Acquisition Agreement (as defined herein) has been terminated in accordance with its terms (the time of occurrence of any such event being the “Termination Time”), to receive forthwith, from the gross proceeds of the issuance of the Offered Subscription Receipts, less 50% of the Commission payable to the Underwriters and the Underwriters’ Expenses (the “Escrowed Proceeds”) held in escrow by the Escrow Agent under the Subscription

Receipt Agreement, the full purchase price of such holder’s Subscription Receipts, plus the pro rata portion of the interest earned thereon, calculated from the Closing Date to and including the Termination Time, and upon the occurrence of the Termination Time, the Offered Subscription Receipts will be cancelled and only represent the holder’s right to receive such payment from the Escrow Agent. To the extent that the Escrowed Proceeds are not sufficient to reimburse in full all holders of Offered Subscription Receipts, the Corporation will contribute in immediately available funds such amounts as are necessary to satisfy any shortfall.

The Escrowed Proceeds will be held by Computershare Trust Company of Canada (the “Escrow Agent”), and invested in short-term obligations of, or guaranteed by, the Government of Canada (and other approved investments) until the earlier of: (i) the delivery of the Release Notice; and (ii) the Termination Time, at which time the Escrowed Proceeds and any interest thereon will be released to the Corporation or returned to the holders of Subscription Receipts, as applicable. An amount of US$54,166,672.92 forming part of the Escrowed Proceeds shall be held by the Escrow Agent in an approved investment in US currency.

Provided that the Release Notice is delivered to the Escrow Agent prior to the Release Deadline: (i) the Underlying Shares will be issued to the holders of the Subscription Receipts; (ii) the applicable portion of the Commission payable to the Underwriters in accordance with Section 12 of this Agreement and the interest accrued thereon shall be released by the Escrow Agent to Canaccord Genuity, on behalf of the Underwriters; and (iii) the balance of the Escrowed Funds and the interest accrued thereon shall be released to the Corporation or as it otherwise directs.

The Underwriters shall be entitled to appoint, at their own expense, a soliciting dealer group consisting of other registered dealers acceptable to the Corporation for the purposes of offering the Offered Subscription Receipts in the Offering Jurisdictions. The Underwriters shall ensure that any investment dealer (a “Selling Firm”) who is a member of any soliciting dealer group formed by the Underwriters pursuant to the provisions of this Agreement or with whom any Underwriter has a contractual relationship with respect to the Offering, if any, agrees with such Underwriter to comply with the covenants and obligations given by the Underwriters herein.

1.	DEFINITIONS AND SCHEDULES

In this Agreement, in addition to the terms defined above, the following terms shall have the following meanings:

1.1.1	“Act” means the Securities Act (Québec);

1.1.2	“Acquisition Agreement” means the deed and scheme of merger relating to the Proposed Acquisition to be entered into among the Corporation, Amaya Holdings B.V., the Target, a wholly-owned subsidiary of Amaya Holdings B.V. and each of the warranting sellers and the sellers’ representative listed therein;

1.1.1	“Acquisition Pro Forma Financial Statements” means the unaudited pro forma consolidated financial statements of the Corporation assuming completion of the Proposed Acquisition as at and for the year ended December 31, 2013 included in the Circular;

1.1.2	“Agreement” means this agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters hereby;

1.1.3	“Applicable Securities Laws” means, collectively, the applicable Canadian Securities Laws of each of the Selling Jurisdictions in Canada and the securities legislation of and published policies issued by each other relevant securities regulatory authority in a Selling Jurisdiction outside of Canada;

1.1.4	“Base Offering” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.5	“Best of the Corporation’s Knowledge” means to the best of the knowledge of David Baazov, Daniel Sebag and Marlon D. Goldstein, senior officers of the Corporation, after due inquiry;

1.1.6	“Business Day” means a day which is not a Saturday, Sunday or statutory or civic holiday in the City of Montreal, Québec or the City of Toronto, Ontario;

1.1.7	“Cadillac Jack Credit Agreements” means the (i) US$180,000,000 credit agreement, as increased to US$240,000,000 by the first amendment to the credit agreement among Cadillac Jack, Inc., the several lenders from time to time parties thereto and Wilmington Trust, National Association, as administrative agent and collateral agent; and (ii) US$100,000,000 credit agreement among Cadillac Jack, Inc., the several lenders from time to time parties thereto, Wilmington Trust, National Association, as administrative agent and collateral agent and GSO, as sole arranger;

1.1.8	“Canadian Securities Laws” means all applicable securities laws in each of the provinces and territories of Canada and the respective rules and regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and the rules of the TSX;

1.1.9	“Canaccord Genuity” means Canaccord Genuity Corp.;

1.1.10	“Canadian Dollars Equivalent” means the Canadian dollar equivalent of U.S. dollars based on the Canada/U.S. exchange rate on July 3, 2014 as published on the Bank of Canada’s website as being in effect at approximately noon on such day (being the so-called Bank of Canada noon rate).

1.1.11	“Circular” means the Corporation’s management information circular dated June 30, 2014 and prepared in connection with the Meeting, together with any amendments thereto or supplements thereof;

1.1.12	“Claim” or “Claims” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.13	“Closing” means the completion of the issue and sale by the Corporation, and the purchase by the Underwriters and/or Purchasers, if any, of the Offered Subscription Receipts as contemplated by this Agreement;

1.1.14	“Closing Date” means July 7, 2014 or such other date(s) as the Underwriters and the Corporation may agree;

1.1.15	“Closing Time” means 8:00 a.m. (Montréal time) on the Closing Date or such other time on the Closing Date as the Corporation and the Underwriters may agree;

1.1.16	“Commission” shall have the meaning ascribed to such term in Section 12 of this Agreement;

1.1.17	“Commitment Letters” the commitment and fee letters dated June 12, 2014 in respect of the purchase of up to US$1,050,000,000 of Preferred Shares and of $US55,000,000 of Commitment Shares;

1.1.18	“Commitment Shares” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.19	“Commitment Warrants” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.20	“Common Shares” means the common shares in the capital of the Corporation;

1.1.21	“Control” has the meaning given to it under the Act;

1.1.22	“Corporation” means Amaya Gaming Group Inc. and includes any successor corporation to or of the Corporation;

1.1.23	“Corporation’s Information Record” means all information contained in any press release, material change report (excluding any confidential material change report), financial statements, information circulars, annual information forms, prospectuses or other document of the Corporation which has been publicly filed by, or on behalf of, the Corporation pursuant to Canadian Securities Laws or otherwise by or on behalf of the Corporation;

1.1.24	“Credit Facilities Documents” means the documents governing the credit facilities in an aggregate amount of approximately $2,800,000,000 to be provided to the Corporation in the context of the Proposed Acquisition and comprised of a first lien term loan facility and a revolving credit facility;

1.1.25	“Debt Instrument” means any loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability to which the Corporation or the Subsidiaries are a party or otherwise bound;

1.1.26	“Environmental Laws” shall have the meaning ascribed to such term in Section 4.1.63 of this Agreement;

1.1.27	“Escrow Agent” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.28	“Escrowed Proceeds” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.29	“Financial Statements” means audited consolidated financial statements of the Corporation as at and for the financial years ended December 31, 2013, and 2012, and the unaudited consolidated financial statements of the Corporation for the three month period ended March 31, 2014;

1.1.30	“Firm Subscription Receipts” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.31	“GSO” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.32	“IFRS” means international financial reporting standards set by the International Accounting Standards Board;

1.1.33	“including” means including without limitation;

1.1.34	“Indemnified Party” or “Indemnified Parties” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.35	“Indemnitors” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.36	“Intellectual Property” means, collectively, all intellectual property rights which pertain to the business of the Corporation as it is currently conducted and contemplated of whatsoever nature, kind or description including all: (i) patent rights; (ii) trade-marks, trade-mark registrations, trade-mark applications, rights under registered user agreements, trade names and other trade-mark rights; (iii) copyrights and applications therefor, including all computer software and rights related thereto; (iv) trade secrets and proprietary and confidential information; (v) industrial designs and registrations thereof and applications therefor; (vi) domain names and IP addresses, (vii) renewals, modifications, developments and extensions of any of the items listed in clauses (i) through (vi) above; and (viii) patterns, plans, designs, research data, other proprietary know-how, processes, drawings, technology, inventions, formulae, specifications, performance data, quality control information, unpatented blue prints, flow sheets, equipment and parts lists, instructions, manuals, records and procedures, and all licences, agreements and other contracts and commitments relating to any of the foregoing;

1.1.37	“Intertain” shall have the meaning ascribed to such term in Section 4.1.8 of this Agreement;

1.1.38	“Lead Underwriters” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.39	“Losses” shall have the meaning ascribed to such term in Section 10 of this Agreement;

1.1.40	“Material Adverse Effect” means any material adverse change in or adverse effect on the business, affairs or financial condition or financial prospects of the Corporation, the Target and their respective subsidiaries (on a consolidated basis);

1.1.41	“Material Agreement” means any material note, indenture, mortgage or other form of indebtedness, including the Cadillac Jack Credit Agreements, and any contract, commitment, agreement (written or oral), instrument, lease or other document, including licence agreements and agreements relating to intellectual property, to which the Corporation or its subsidiaries are a party or otherwise bound and which is material to the Corporation or its subsidiaries;

1.1.42	“Material Subsidiaries” means Cryptologic Ltd., Cadillac Jack, Inc., Amaya Holdings Corporation, Amaya Americas Corporation, Amaya (Alberta) Inc., Diamond Game Enterprises, Equipos y Soluciones Tecnológicas Cadillac Jack, S. de R.L. de C.V., Amaya Interaction Holding USA Corp. and Amaya Gaming Holdings Canada Inc.;

1.1.43	“Meeting” means such meeting or meetings of the shareholders of the Corporation, including any adjournment or postponement thereof, that is to be convened inter alia to consider, and if deemed advisable approve the creation of the Preferred Shares and other matters in connection with the Offering and issuance of securities as part of the financing of the Proposed Acquisition to comply with TSX rules;

1.1.44	“misrepresentation”, “material fact”, “material change”, “subsidiary”, “affiliate”, “associate”, and “distribution” have the respective meanings ascribed thereto in the Act;

1.1.45	“notice” shall have the meaning ascribed to such term in Section 18.1 of this Agreement;

1.1.46	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;

1.1.47	“Offered Subscription Receipts” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.48	“Offering” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.49	“Offering Price” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.50	“Option” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.51	“Option Subscription Receipts” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.52	“person” means any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), corporation, firm, partnership, sole proprietorship, syndicate, joint venture, trustee, trust, unincorporated organization or association, and pronouns have a similar extended meaning;

1.1.53	“Preferred Shares” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.54	“Proposed Acquisition” means the proposed acquisition of all of the issued and outstanding securities of the Target by the Corporation pursuant to the Acquisition Agreement;

1.1.55	“Purchasers” means the persons who, as purchasers, acquire the Offered Subscription Receipts by duly completing, executing and delivering a Subscription Agreement and any other required documentation and the permitted assignees or transferees of such persons from time to time;

1.1.56	“Regulation D” means Regulation D promulgated under the U.S. Securities Act;

1.1.57	“Release Deadline” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.58	“Release Event” means the fulfillment of the following conditions:

(a)	the completion, satisfaction or waiver (except for any material amendment, waiver or consent by the Corporation that is materially adverse to the holders of the Offered Subscription Receipts without the consent of Canaccord Genuity, on behalf of the Underwriters, such consent not to be unreasonably withheld, delayed or conditioned) of all conditions precedent to the Proposed Acquisition, including the availability of all financing for the payment of the purchase price by the Corporation, other than the release of the Escrowed Proceeds; and

(b)	all required regulatory and Corporation shareholder approvals for the Offering shall have been obtained;

1.1.59	“Release Notice” means a notice delivered to the Escrow Agent by Canaccord Genuity, on behalf of the Underwriters, and the Corporation, indicating that the Release Event has occurred;

1.1.60	“Securities Regulators” means the securities commissions or other securities regulatory authorities, including the TSX, in all of the Selling Jurisdictions or, as the context may require, any one or more of the Selling Jurisdictions;

1.1.61	“Selling Firm” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.62	“Selling Jurisdictions” means all of the provinces of Canada and such other jurisdictions outside of Canada (including the United States) where the Offered Subscription Receipts may be lawfully sold, as may be agreed to by the Underwriters and the Corporation as evidenced by the Corporation’s acceptance of a Subscription Agreement with respect thereto;

1.1.63	“Subscription Agreements” means the subscription agreements in the forms agreed upon by the Underwriters and the Corporation pursuant to which Purchasers agree to subscribe for and purchase the Offered Subscription Receipts herein contemplated and shall include, for greater certainty, all schedules thereto;

1.1.64	“Subscription Receipt Agreement” means the subscription receipt agreement between the Corporation, Canaccord Genuity, on behalf of the Underwriters, and the Escrow Agent to be dated on or about the Closing Date;

1.1.65	“Subscription Receipt” means a subscription receipt of the Corporation entitling the holder thereof to receive, upon the occurrence of the Release Event, and without payment of any additional consideration, on the exchange thereof, one Common Share as more fully described in the Subscription Receipt Agreement;

1.1.66	“Subsidiaries” means all subsidiaries of the Corporation;

1.1.67	“Target” means Oldford Group Limited;

1.1.68	“Target Financial Statements” means 2013 audited financial statements of the Target;

1.1.69	“Termination Time” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.70	“TMX Exchange” shall have the meaning ascribed to such term in Section 18.2 of this Agreement;

1.1.71	“TMX Group” shall have the meaning ascribed to such term in Section 18.2 of this Agreement;

1.1.72	“Transfer Agent” means Computershare Investor Services Inc. in its capacity as transfer agent and registrar of the Corporation at its principal office in the City of Montreal, Québec;

1.1.73	“TSX” means the Toronto Stock Exchange;

1.1.74	“Underlying Shares” means the Common Shares issuable upon exchange of the Offered Subscription Receipts;

1.1.75	“Underwriters” shall have the meaning ascribed to such term in the preamble of this Agreement;

1.1.76	“Underwriters’ Expenses” shall have the meaning ascribed to such term in Section 8 of this Agreement;

1.1.77	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

1.1.78	“U.S. Affiliate” means Canaccord Genuity Inc.;

1.1.79	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

1.1.80	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

1.1.81	“U.S. Securities Laws” means the U.S. Securities Act, U.S. Exchange Act and all other applicable securities laws of the United States and any state thereof and the respective regulations, forms and rules thereunder; and

1.1.82	“$” as used herein means Canadian dollars.

1.2	Schedules

The following are the schedules attached to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule A	Terms and Conditions for United States Offers and Sales
Schedule B	Convertible Securities
Schedule C	Form of Lock-Up Agreement

2.	TERMS AND CONDITIONS

2.1	Sale on Exempt Basis

The Underwriters shall offer for sale and sell the Offered Subscription Receipts pursuant to the Offering in the Selling Jurisdictions, and offer for sale the Offered Subscription Receipts in the United States in accordance with Schedule A attached hereto, in each case on a private placement basis, only in those jurisdictions where they may lawfully be offered for sale and only at the Offering Price contemplated herein. The Underwriters will comply with applicable laws in connection with the offer to sell the Offered Subscription Receipts. The Underwriters will offer for sale the Offered Subscription Receipts in the United States only in the manner described in Section 2.4 below. The Underwriters will not, directly or indirectly, solicit offers to purchase or sell the Offered

Subscription Receipts so as to require registration of the Offered Subscription Receipts or a filing of a prospectus or registration statement with respect to the Offered Subscription Receipts under the laws of any Selling Jurisdiction. Each Underwriter will use its best efforts to cause similar undertakings to be contained in any agreement among any members of the banking, selling or other group formed for the distribution of the Offered Subscription Receipts and will require any member of the banking, selling or other group formed for the distribution of the Offered Subscription Receipts to comply with applicable laws, including securities laws, of any Selling Jurisdiction.

2.2	Filings

The Corporation undertakes to file or cause to be filed all forms or undertakings required to be filed by the Corporation with the Securities Regulators in connection with the issue and sale of the Offered Subscription Receipts so that the distribution of the Offered Subscription Receipts may lawfully occur without the necessity of filing a prospectus, a registration statement or an offering memorandum in Canada or the United States and the Underwriters undertake to use their commercially reasonable best efforts to cause Purchasers of the Offered Subscription Receipts to complete any forms required by Applicable Securities Laws. All fees payable in connection with such filings shall be at the expense of the Corporation.

2.3	No Offering Memorandum

2.3.1	The Corporation and the Underwriters acknowledge that they have not nor shall they (i) provide to prospective purchasers of the Offered Subscription Receipts any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Applicable Securities Laws; or (ii) engage in any form of “general solicitation” or “general advertising” (within the meaning of Regulation D under the U.S. Securities Act) in connection with the offer and sale of the Offered Subscription Receipts, including but not limited to, causing the sale of the Offered Subscription Receipts to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television, the internet or telecommunications, including electronic display, or conduct any seminar or meeting relating to the offer and sale of the Offered Subscription Receipts whose attendees have been invited by general solicitation or advertising.

2.4	United States Offers and Sales

The Corporation, the Underwriters and the U.S. Affiliate acknowledge that the Offered Subscription Receipts and the Underlying Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. The Corporation, the Underwriters and the U.S. Affiliate agree that any offers, sales and purchases of the Offered Subscription Receipts in the United States: (i) will only be made in accordance with Schedule A (which schedule is incorporated into and forms part of this Agreement); (ii) will be conducted in such a manner so as not to require registration thereof or the filing of a registration statement with respect thereto under the U.S. Securities Act; and (iii) will be conducted through the U.S. Affiliate and in compliance with U.S. Securities Laws.

3.	COVENANTS

3.1	Covenants of the Corporation

The Corporation hereby covenants to the Underwriters and to the Purchasers and their permitted assigns (such covenants having been incorporated by reference in the Subscription Agreements), and acknowledges that each of them is relying on such covenants, that the Corporation shall:

3.1.1	allow the Underwriters and their representatives, at all times prior to the Closing Time, the opportunity to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters. The Corporation will make available to the Underwriters (and their counsel), on a timely basis, all books and records including all corporate, financial, property, legal and operational information and documentation of the Corporation, and those concerning the Target to which the Corporation has had access, and will provide access to all facilities, properties, employees, auditors, legal counsel, consultants or other experts, to permit the Underwriters, their legal counsel and other advisers to conduct their due diligence investigation of the business and affairs of the Corporation, the Target and their subsidiaries, and will assist the Underwriters in sourcing any other information useful and necessary to conducting such due diligence. The Corporation shall also make available its directors, senior management, the Chairman of the Audit Committee of the Board of Directors and its auditor and legal counsel and shall use its best efforts to cause the directors, senior management and its auditor and legal counsel of the Target to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing. The Corporation shall make available and provide to the Underwriters (and their counsel), on a timely basis, all agreements, arrangements and understandings in connection with the Proposed Acquisition and any of the other transactions contemplated thereby and copies of all written reports produced in the course of its due diligence investigation of the business and affairs of the Target and its subsidiaries;

3.1.2	duly execute and deliver the Subscription Agreements by the Closing Time, and comply with and satisfy all terms, conditions and covenants therein contained to be complied with or satisfied by the Corporation;

3.1.3	fulfil or cause to be fulfilled, at or prior to the Closing Date, each of the conditions set out in Section 5.2 of this Agreement;

3.1.4	use its best efforts to satisfy or cause to be satisfied the conditions of the Release Event before the Release Deadline;

3.1.5	ensure that the Offered Subscription Receipts, upon issuance, shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement, the Subscription Receipt Agreement and the Subscription Agreements;

3.1.6	ensure that the Underlying Shares, upon issuance, shall be duly issued as fully paid and non-assessable Common Shares, and shall have the attributes corresponding in all material respects to the description thereof set forth in this Agreement and the Subscription Agreements;

3.1.7	fulfil all legal requirements to permit (i) the creation, issuance, offering and sale of the Offered Subscription Receipts, (ii) the allotment, reservation and issue of the Underlying Shares issuable upon exercise of the Offered Subscription Receipts, all as contemplated in this Agreement, the Subscription Agreements and the Subscription Receipt Agreement and file or cause to be filed all documents, applications, forms or undertakings required to be filed by the Corporation and take or cause to be taken all action required to be taken by the Corporation in connection with the purchase and sale of the Offered Subscription Receipts;

3.1.8	ensure that at all times sufficient Underlying Shares are allotted and reserved for issuance upon the exercise of the Subscription Receipts;

3.1.9	ensure that the TSX conditional acceptance for the Offering and listing of the Underlying Shares has been obtained on or prior to the Closing Date;

3.1.10	use its commercial best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Canadian Securities Laws which have such a concept and will comply with all of its obligations under Applicable Securities Laws for a period of at least two years from the Closing Date;

3.1.11	use its best efforts to list the Offered Subscription Receipts on the TSX effective upon the expiry of the four-month resale restriction period if such Offered Subscription Receipts have not yet been exchanged into Underlying Shares by such time;

3.1.12	use its reasonable best efforts to list the Common Shares, including the Underlying Shares, on the London Stock Exchange, the New York Stock Exchange or NASDAQ within 15 months of the Closing Date;

3.1.13

not, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation until 90 days after the later of (i) 120 days after the Closing Date and (ii) the closing of the Proposed Acquisition, unless the Termination Time has occurred, in which case such covenants will terminate automatically at the Termination Time, without the prior written consent of Canaccord Genuity on behalf of the Underwriters, such consent not to be unreasonably withheld, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations of the Corporation in respect of existing agreements; (iv) the issuance of securities by the Corporation in connection with acquisitions in the normal course of business; (v) the issuance of Underlying Shares; or (vi) the issuance of other equity securities or securities convertible into equity securities (including Commitment Warrants, Commitment Shares and Preferred Shares) in connection with the Proposed Acquisition, on the terms set forth in the Commitment Letters, or hereunder;

3.1.14	cause each of its directors and senior officers to enter into a lock-up agreement in the form of agreement contemplated in Schedule C hereto;

3.1.15	execute and file with the Securities Regulators and the TSX all forms, notices and certificates required to be filed pursuant to the Canadian Securities Laws or the applicable securities laws of any other Selling Jurisdictions and the policies of the TSX in the time required by the Applicable Securities Laws and the policies of the TSX, including, for greater certainty, all forms, notices and certificates set forth in the opinions delivered to the Underwriters pursuant to Section 5.2 of this Agreement required to be filed by the Corporation;

3.1.16	advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(a)	the institution, threatening or contemplation of any proceeding for any such purposes; or

(b)	any order, ruling, or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Subscription Receipts and Common Shares) has been issued by any Securities Regulator or the institution, threatening or contemplation of any proceedings for any such purposes;

3.1.17	deliver to the Underwriters copies of all correspondence and other written communications between the Corporation and the Securities Regulators relating to the Offering and the Proposed Acquisition and its financing and will generally keep the Underwriters apprised of the progress and status of, including all favourable and adverse developments relating to, the Offering and the Proposed Acquisition and its financing;

3.1.18	duly call, give notice of, convene and hold the Meeting as promptly as practicable with a targeted date of July 30, 2014, and in any event not later than August 15, 2014;

3.1.19	as promptly as reasonably practicable file and mail the Circular in compliance with Applicable Securities Laws;

3.1.20	use the net proceeds from the Offering to partially fund the Proposed Acquisition;

3.1.21	use its best efforts to expeditiously pursue the satisfaction of all conditions to the completion, and the closing, of the Proposed Acquisition that are to be fulfilled by the Corporation on or before the Release Deadline; and

3.1.22	comply with each of the covenants of the Corporation set out in the Subscription Agreements.

3.2	Covenants of the Underwriters

The Underwriters hereby covenant and agree to conduct their activities in connection with the offer for sale of the Offered Subscription Receipts in compliance with all applicable laws and to obtain from each Purchaser a completed and executed Subscription Agreement (including all certifications, forms and other documentation contemplated thereby or as may be required by applicable Securities Regulators) in a form acceptable to the Corporation and the Underwriters relating to the Offering.

4.	REPRESENTATIONS AND WARRANTIES AND COVENANTS

4.1	Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters, the U.S. Affiliate and to the Purchasers (such representations and warranties having been incorporated by reference in the Subscription Agreements), and acknowledges that each of them is relying upon such representations and warranties, that:

4.1.1	each of the Corporation and the Subsidiaries is validly subsisting under the laws of its governing jurisdiction, and has all requisite corporate power and authority to own, lease and operate its properties and assets and conduct its business as currently conducted and as currently proposed to be conducted;

4.1.2	the Corporation has all requisite corporate power and authority to enter into this Agreement, the Subscription Agreements, the Acquisition Agreement and the Subscription Receipt Agreement and carry out its obligations hereunder and thereunder and to authorize and issue the Offered Subscription Receipts and, upon exchange of the Offered Subscription Receipts, the Underlying Shares as fully paid and non-assessable Common Shares in the capital of the Corporation;

4.1.3

each of the Corporation and the Subsidiaries is current with all material filings required to be made under the laws of the jurisdictions in which it exists or carries on any material business and has all necessary licences, leases, permits, authorizations and other approvals necessary to permit it to conduct its business as it is currently conducted, except where the absence of such power and authority or failure to make any filing or obtain any license, lease, permit, authorization or other approval would not have a Material Adverse Effect, and all such licences, leases, permits, authorizations and other approvals are in full force and effect in accordance with their terms except where the failure to so maintain such licences, leases, permits, authorizations or other approvals would not have a Material Adverse Effect;

4.1.4	the authorized capital of the Corporation consists of an unlimited number of Common Shares and of preferred shares of which, as of the close of business on July 3, 2014, 94,792,906 Common Shares were issued and outstanding as fully paid and non-assessable shares in the capital of the Corporation;

4.1.5	except as set forth in Schedule B attached hereto, no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase, subscription or issuance of any securities of the Corporation from or by the Corporation and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any Common Shares, are outstanding;

4.1.6	no agreement is in force or effect which in any manner affects the voting or Control of any of the securities of the Corporation;

4.1.7	the Corporation has no material subsidiaries other than the Material Subsidiaries;

4.1.8	except as described in Schedule E and except for (i) 1,900,000 common shares of The Intertain Group Ltd. (“Intertain”); (ii) $3,850,000 aggregate principal amount of 5.0% unsecured subordinate convertible debentures of Intertain maturing on December 31, 2018, which are convertible at the option of the holder into common shares of Intertain at a price of $6.00 per common share; and (iii) 353,000 Intertain common share purchase warrants, with each whole warrant being exercisable by the holder for one Intertain common share at an exercise price of $5.00 per share until December 31, 2015, the Corporation does not beneficially own, or exercise Control or direction over, 10% or more of the outstanding voting shares of any company other than its Subsidiaries and the Corporation beneficially owns, directly or indirectly all of the issued and outstanding shares in the capital of the Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Corporation of any interest in any of such shares or for the issue of any unissued shares in the capital of the Subsidiaries or any other security convertible into or exchangeable for any such shares;

4.1.9	neither the Corporation nor any of the Subsidiaries is:

(a)	in breach or violation of any of the terms or provisions of, or in default under (whether after notice or lapse of time or both) any indenture, mortgage, deed of trust, loan agreement or other agreement (written or oral) or instrument to which it is a party or by which it is bound or to which any of its property or assets is subject, which breach or violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect; or

(b)	in violation of the provisions of its articles, by-laws or resolutions or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties, which violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect;

4.1.10	the execution and delivery of this Agreement, the Subscription Agreements, the Subscription Receipt Agreement and the Acquisition Agreement and the performance of the transactions contemplated hereunder and thereunder, the Offering and the issuance of the Offered Subscription Receipts and the Underlying Shares does not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), any indenture, mortgage, deed of trust, loan agreement, lease or other agreement (written or oral) or instrument to which the Corporation or any of the Subsidiaries is a party or by which it is bound or to which any of its property or assets is subject, other than any breach or violation the consequences thereof which would, alone or in the aggregate, not have a Material Adverse Effect, nor will such action conflict with or result in any violation of the provisions of the articles, by-laws or resolutions of the Corporation or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over it or any of its properties which violation or the consequences thereof would, alone or in the aggregate, have a Material Adverse Effect;

4.1.11	other than as will have been obtained prior to the Closing Date and other than the approval of the shareholders of the Corporation required to be obtained at the Meeting, no consent, approval, authorization, order, registration or qualification of or with any person, court or Governmental Authority or body is required for execution and delivery of this Agreement, the Subscription Agreements the Acquisition Agreement or the Subscription Receipt Agreement, or the consummation by the Corporation of the transactions contemplated herein or therein, or the issuance of the Offered Subscription Receipts and Underlying Shares;

4.1.12	the Offered Subscription Receipts have been duly authorized and allotted for issuance and the Underlying Shares, when issued, will be validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation, and the Subscription Receipts will have the attributes set out in the Subscription Receipt Agreement and the Subscription Agreements;

4.1.13	the Preferred Shares, the Commitment Shares and the Commitment Warrants will, when issued, have the attributes set forth in the Commitment Letters;

4.1.14	the definitive form of certificate, if any, representing the Offered Subscription Receipts complies in all material respects with the requirements of the TSX and does not conflict with the constating documents of the Corporation and the definitive form of certificate, if any, representing the Underlying Shares complies in all material respects with the requirements of the TSX and does not conflict with the constating documents of the Corporation or the laws of Québec;

4.1.15	the Corporation has not declared or paid any dividends or declared or made any other payments or distributions on or in respect of any of its securities and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its securities or agreed to do so or otherwise effected any return of capital with respect to such securities within the last 12 months other than in connection with the purchases of Common Shares made in accordance with the Corporation’s normal course issuer bid;

4.1.16	the Corporation has not completed any “significant acquisition” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) since December 31, 2013 and, other than the Proposed Acquisition, the Corporation is not contemplating any such “significant acquisition”;

4.1.17	there is not, in the constating documents of the Corporation or in any Material Agreement, mortgage, note, debenture, indenture or other instrument or document to which the Corporation is a party, any restriction upon or impediment to the declaration or payment of dividends by the directors of the Corporation or the payment of dividends by a Subsidiary to its parent or the Corporation to the holders of its Common Shares, other than pursuant to the terms of: (i) the Cadillac Jack Credit Agreements, (ii) the supplemental debenture indenture dated February 7, 2013 between the Corporation and Computershare Trust Company of Canada; (iii) the subordinated debt agreement with Capital Régional et Coopératif Desjardins referenced in Schedule B hereto; (iv) the Preferred Shares; and (v) the Commitment Letters;

4.1.18	the Corporation is not aware, based on its due diligence to date of the Target, including financial due diligence, of any fact or circumstance which would be likely to have a Material Adverse Effect following completion of the Proposed Acquisition;

4.1.19	the Acquisition Agreement as provided to the Underwriters is complete, true and accurate and has not been amended, terminated or rescinded;

4.1.20	the Commitment Letters as provided to the Underwriters are complete, true and accurate and have not been amended, terminated or rescinded;

4.1.21	the Credit Facilities Documents as provided to the Underwriters are complete, true and accurate and have not been amended, terminated or rescinded;

4.1.22	as of the Closing Time, the representations and warranties of the Corporation in the Acquisition Agreement shall be true and correct except as would not have a Material Adverse Effect;

4.1.23	as of the date hereof, to the Best of the Corporation’s Knowledge, the representations and warranties of the sellers and the Target contained in the Acquisition Agreement are true and correct except as would not have a Material Adverse Effect;

4.1.24	the Corporation is not aware of any facts or circumstances that would cause it to believe that (i) the Proposed Acquisition will not be completed before the Release Deadline; or (ii) the Acquisition Agreement, the Commitment Letters or the Credit Facilities Documents will be terminated;

4.1.25	there are no legal or governmental actions, proceedings or investigations pending or to the Best of the Corporation’s Knowledge, contemplated or threatened against the Corporation or the Subsidiaries, at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board or agency, domestic or foreign, which: (i) would in any way have a Material Adverse Effect; or (ii) questions the issuance, sale or delivery of the Offered Subscription Receipts and the Underlying Shares to be issued by the Corporation or the validity of any action taken or to be taken by the Corporation pursuant to or in connection with this Agreement or the Acquisition Agreement;

4.1.26	all necessary corporate action has been taken by the Corporation to authorize the execution, delivery and performance of this Agreement, the Subscription Receipt Agreement and the certificates, if any, representing the Offered Subscription Receipts and the Underlying Shares;

4.1.27	none of the Corporation, the Subsidiaries nor any other party to any agreement or instrument is in material default in the observance or performance of any term or obligation to be performed by it under any such agreement or instrument to which either the Corporation or any of the Subsidiaries is a party and no event has occurred which with notice or lapse of time or both would constitute such a default on the part of the Corporation or the Subsidiaries, in any such case which default or event would have a Material Adverse Effect;

4.1.28

this Agreement, the Subscription Agreements, the Acquisition Agreement and the Subscription Receipt Agreement have each been duly and validly executed and delivered by the Corporation, each constitute a valid and binding obligation of the Corporation enforceable against it in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors generally, and except as limited by the application of equitable principles when equitable remedies are sought and by the fact that rights to indemnity, contribution and waiver, and the ability to sever unenforceable terms, each may be limited by applicable law;

4.1.29	each of the Corporation and the Subsidiaries is the owner of its properties, business and assets or the interests in its properties, business or assets, and all agreements under which the Corporation or either of the Subsidiaries holds an interest in a property, business or asset are in good standing according to their terms except where the failure to be in such good standing does not and will not have a Material Adverse Effect;

4.1.30	the Corporation is a “reporting issuer”, not included in a list of defaulting reporting issuers maintained by the Securities Regulators of each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec and in particular, without limiting the foregoing, the Corporation has at all relevant times complied with its obligations to make timely disclosure of all material changes relating to it, no such disclosure has been made on a confidential basis that is still maintained on a confidential basis, and there is no material change relating to the Corporation which has occurred and with respect to which the requisite material change report has not been filed with a Securities Regulator in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario or Québec, except material change reports with respect to the Offering and Proposed Acquisition and financing thereof;

4.1.31	all forward-looking information and statements of the Corporation contained in the Corporation’s Information Record, including any forecasts and estimates, expressions of opinion, intention and expectation have been based on assumptions that are reasonable in the circumstances, and the Corporation has updated such forward-looking information and statements as required by and in compliance with Applicable Securities Laws;

4.1.32	the documents forming the Corporation’s Information Record complied in all material respects with Canadian Securities Laws at the time they were filed and such documents, and the statements set forth therein, were true and correct in all material respects and contained no misrepresentations at the time they were filed;

4.1.33	the Circular will comply in all material respects with Canadian Securities Laws at the time it will be filed and will be true and correct in all material respects, contain no misrepresentations at the time it will be filed and will not omit any fact required to be stated in such document or necessary to make any statement in such document not misleading;

4.1.34	no securities commission, stock exchange or comparable authority has issued any order preventing or suspending the offer, sale or distribution of the Offered Subscription Receipts or the Underlying Shares in the manner contemplated herein, if any, nor instituted proceedings for that purpose and, to the Best of the Corporation’s Knowledge, no such proceedings are pending or contemplated;

4.1.35	neither the Corporation nor any of the Subsidiaries has received notice from any Governmental Authority or regulatory authority of any jurisdiction in which it carries on a material part of its business, or owns or leases any material property, of any restriction on its ability to or of a requirement for it to qualify to, nor is it otherwise aware of any restriction on its ability to or of a requirement for it to qualify to, conduct its business as currently conducted or as currently contemplated to be conducted in the future in such jurisdiction, except that would not result in a Material Adverse Effect;

4.1.36	the appointment of the Escrow Agent has been has been duly authorized by the Corporation;

4.1.37	the Transfer Agent, at its principal offices in the city of Montréal, Québec, has been duly appointed as registrar and transfer agent for the Common Shares;

4.1.38	since December 31, 2013, other than as disclosed in the Corporation’s Information Record:

(a)	there has not been any adverse material change or change in material fact (actual, proposed, threatened or contemplated) in the business, affairs, operations, business prospects, assets, liabilities or obligations, contingent or otherwise, or capital of the Corporation or the Subsidiaries;

(b)	there has not been any adverse material change in the consolidated financial position of the Corporation; and

(c)	there has been no material transaction entered into by the Corporation or the Subsidiaries, other than those in the ordinary course of business;

4.1.39	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurance that:

(a)	transactions are executed in accordance with management’s general or specific authorizations;

(b)	transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles or IFRS, as the case may be, and to maintain asset accountability; and

(c)	the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

4.1.40	the Financial Statements:

(a)	have been prepared in accordance with IFRS applied on a basis consistent with those of preceding fiscal periods;

(b)	present fully, fairly and correctly, in all material respects, the assets, liabilities and financial condition of the Corporation and the results of its operations and the changes in its financial position for the periods then ended;

(c)	are in accordance with the books and records of the Corporation;

(d)	contain and reflect all necessary material adjustments for a fair presentation of the results of operations and the financial condition of the business of the Corporation for the periods covered thereby; and

(e)	contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation;

4.1.41	the auditor of the Corporation who audited the most recent annual financial statements of the Corporation, and who provided its audit report thereon, is an “independent public accountant” as required under Canadian Securities Laws;

4.1.42	there has never been a reportable event or disagreement (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and its present or former auditors;

4.1.43	there are no material off-balance sheet transactions, arrangements or obligations (including contingent obligations) of the Corporation or its Subsidiaries with unconsolidated entities or other persons;

4.1.44	to the Best of the Corporation’s Knowledge, the financial information of the Target disclosed to the public by the Corporation is consistent with the Target Financial Statements;

4.1.45	the Acquisition Pro Forma Financial Statements have been prepared in conformity with IFRS, applied on a consistent basis, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary to present fairly, accurately and completely the consolidated financial position and condition of the Corporation (following completion of the Proposed Acquisition) (for the information relating to the Target, to the Best of the Corporation’s Knowledge) and the assumptions contained in such Acquisition Pro Forma Financial Statements are suitable, supported and consistent with the consolidated financial results of the Corporation and the Target;

4.1.46	each of the Corporation and the Subsidiaries has filed all federal, provincial, state, local and foreign tax returns that are required to be filed or have requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith;

4.1.47	each of the Corporation and the Subsidiaries has established on its books and records reserves that are adequate for the payment of all taxes not yet due and payable and, to the Best of the Corporation’s Knowledge, there are no liens for taxes on the assets of the Corporation or the Subsidiaries and there are no audits known by the Corporation’s management to be pending on the tax returns of the Corporation or the Subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would have a Material Adverse Effect;

4.1.48	no domestic or foreign taxation authority has asserted or, to the Best of the Corporation’s Knowledge, threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Corporation or the Subsidiaries (including, without limitation, any predecessor companies) filed over the last three years which would have a Material Adverse Effect;

4.1.49	the minute books and records of the Corporation, copies of which were made available to counsel for the Underwriters in connection with its due diligence investigations of the Corporation, for the periods from the date of incorporation of the Corporation to the date of examination thereof are all of the minute books and records of the Corporation and contain copies of all proceedings of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, board of directors or any committees of the boards of directors of the Corporation to the date of review of such corporate records and minute books not reflected in such minute books and other records;

4.1.50	except as disclosed in the Corporation’s Information Record, the Corporation does not own, directly or indirectly, or exercise Control or direction over, and has not agreed to acquire outstanding securities of any other Corporation or options to acquire securities of any other Corporation, other than marketable securities held in the ordinary course of business, or a participating interest in any partnership, joint venture or other business enterprise;

4.1.51	all information which has been prepared by the Corporation relating to the Corporation and its business, property and liabilities and provided to the Underwriters in connection with the Offering, including all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information materially misleading;

4.1.52	the directors and officers of the Corporation who participated in the due diligence session held on July 3, 2014 with the Underwriters have answered every question or inquiry of the Underwriters and their counsel asked at such sessions in connection with the Underwriters’ due diligence investigations fully and truthfully in all material respects;

4.1.53	except as contemplated hereby or as otherwise agreed to between the Corporation and the Underwriters (including any Selling Firms retained by the Underwriters), there is no person acting or purporting to act at the request of the Corporation, who is entitled to any brokerage or agency fee in connection with the sale of the Offered Subscription Receipts contemplated herein;

4.1.54	the Corporation is not aware of any legislation, or proposed legislation (published by a legislative body), which would have a Material Adverse Effect;

4.1.55	each of the Corporation and the Subsidiaries is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where such non-compliance would not have a Material Adverse Effect;

4.1.56	neither the Corporation nor its Subsidiaries, nor, to the Best of the Corporation’s Knowledge, any of their respective employees has made any unlawful contribution or other payment to any official of, or candidate for, any federal, state, provincial or foreign office, or failed to disclose fully any contribution, in violation of any law, or made any payment to any foreign, Canadian, United States or provincial or state governmental officer or official or other person charged with similar public or quasi-public duties, other than payments required or permitted by applicable laws and that would not be expected to have a Material Adverse Effect;

4.1.57	neither the Corporation nor the Subsidiaries has any liabilities, direct or indirect, contingent or otherwise, which materially adversely affects the Corporation or the Subsidiaries, on a consolidated basis, or would reasonably be expected to have a Material Adverse Effect;

4.1.58	neither the Corporation nor the Subsidiaries, nor to the Best of the Corporation’s Knowledge, information and belief, any other person, is in default in any material respect in the observance or performance of any term, covenant or obligation to be performed by the Corporation or the Subsidiaries or such other person, as applicable, under any Debt Instrument or Material Agreement which could have a Material Adverse Effect, and all such Debt Instruments and Material Agreements are in good standing, and no event has occurred which with notice or lapse of time or both would constitute such a default thereunder by the Corporation, the Subsidiaries or, to the Best of the Corporation’s Knowledge, information and belief, any other party;

4.1.59	except as disclosed in the Corporation’s Information Record, the Corporation does not have any loans or other indebtedness outstanding, outside the normal course of business, which has been made to any of their respective shareholders, officers, directors or employees, past or present, or any person not dealing at arm’s length with them;

4.1.60	except as disclosed in the Corporation’s Information Record, none of the directors, officers or employees of the Corporation, any known holder of more than 10% of any class of securities of the Corporation, or any known associate or affiliate of any of the foregoing persons or companies, has had any material interest, direct or indirect, in any material transaction within the previous two years or any proposed material transaction which, as the case may be, materially affected, is material to or will materially affect the Corporation;

4.1.61	with respect to the premises which the Corporation occupies as tenant, the Corporation occupies such leased premises and has the exclusive right to occupy and use the leased premises and the leases pursuant to which the Corporation occupies the leased premises are in good standing in all material respects and in full force and effect;

4.1.62	each of the Corporation and the Subsidiaries is insured against such losses and risks and in such amount as are customary in the business in which it is engaged. All policies of insurance insuring the Corporation, the Subsidiaries or any of their respective businesses, assets, employees, officers and directors are in full force and effect, and the Corporation and the Subsidiaries are in compliance with the terms of such policies in all material respects. There are no material claims by the Corporation or the Subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause and that would result in a Material Adverse Effect;

4.1.63	each of the Corporation and the Subsidiaries, in all material respects:

(a)	is in compliance with any and all applicable federal, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”);

(b)	has received all permits, licenses or other approvals required under applicable Environmental Laws to conduct its business; and

(c)	is in compliance with all terms and conditions of any such permit, license or approval, and there have been no past, and there are no pending or, to the Best of the Corporation’s Knowledge, threatened claims, complaints, notices or requests for information received by the Corporation or the Subsidiaries with respect to any alleged material violation of any Environmental Law and no conditions exist which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law, except in each case other than those that would not have a Material Adverse Effect;

4.1.64	the Corporation owns, or has obtained valid and enforceable licences for, or other rights to use, all Intellectual Property, and such Intellectual Property is sufficient to conduct its business as currently conducted (including the commercialization of the Corporation’s solutions). To the Best of the Corporation’s Knowledge, the Corporation will, after completion of the Proposed Acquisition, the Corporation’s Intellectual Property will be sufficient to conduct its business as currently contemplated. To the Best of the Corporation’s Knowledge, no third parties have rights to any Intellectual Property, except for the ownership rights of the owners of the Intellectual Property which is licensed to the Corporation or which the Corporation has the right to use. To the Best of the Corporation’s Knowledge, there is no infringement by third parties of any Intellectual Property. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others challenging the Corporation’s rights in or to any Intellectual Property which would have a Material Adverse Effect, and the Corporation is unaware of any facts which form a reasonable basis for any such claim. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others challenging the validity or enforceability of any Intellectual Property, and the Corporation is unaware of any finding of unenforceability or invalidity of the Intellectual Property. There is no pending or, to the Best of the Corporation’s Knowledge, threatened action, suit, proceeding or claim by others that the Corporation infringes or otherwise violates (or would infringe or otherwise violate upon commercialization of the Corporation’s products or product candidates) any patent, trademark, copyright, trade secret or other proprietary industrial or intellectual rights of others which would result in a Material Adverse Effect. To the Best of the Corporation’s Knowledge, there is no patent or patent application by others that contains claims that interfere with the issued or pending claims of any of the Intellectual Property;

4.1.65	all employees of, and consultants to, the Corporation have entered into proprietary rights or similar agreements with the Corporation in respect of the Intellectual Property pursuant to which such employees and consultants have assigned and agreed to assign at the request of the Corporation all rights, title and interest they may have in the Intellectual Property, and no employee of, or consultant to, the Corporation is in violation thereof;

4.1.66	all persons having access to or knowledge of the Intellectual Property or any information of a confidential nature that is necessary or required or otherwise used for or in connection with the conduct or operation or proposed conduct or operation of the Corporation’s business have entered into non-disclosure agreements with the Corporation and there has been no breach of any such agreement, except where such breaches would not have a Material Adverse Effect. To the best of the Corporation’s knowledge, the employment or engagement by the Company of such persons does not violate any non-disclosure or non-competition agreement between any such person and a third party;

4.1.67	none of the marketing, licence, distribution, sale or use of any product or service currently marketed, licensed, distributed, sold or used by the Corporation violates any license or agreement of the Corporation with any person, which violation or the consequences thereof would alone or in the aggregate have a Material Adverse Effect or, to the Best of the Corporation’s Knowledge, infringes upon the industrial or intellectual property rights of any other person, whether common law or statutory, including rights relating to defamation, rights of privacy or publicity and contractual rights;

4.1.68	the Corporation is not currently pursuing any material litigation against any person for any infringement, misappropriation or misuse of the Intellectual Property;

4.1.69	each of the Corporation and its Subsidiaries (or parties under contractual obligation to the Corporation) holds all licences, certificates, approvals and permits from all provincial, federal, tribal, state, United States, foreign and other regulatory authorities, including but not limited to any gaming commission, independent testing laboratory or federally recognized tribe and any foreign regulatory authorities performing functions similar to those performed by such gaming commissions, independent testing laboratories or federally recognized tribe, that are material to the conduct of the business of the Corporation as currently conducted, all of which are valid and in full force and effect, and there is no proceeding pending or threatened which may cause any such licences, certificates, approvals or permits to be withdrawn, cancelled, suspended or not renewed;

4.1.70	neither the Corporation nor any of its Material Subsidiaries, are in violation of any law, order, rule, regulation, writ, injunction or decree of any court or governmental agency or body applicable to the manufacturing, distribution or sale of gaming solutions which would have a Material Adverse Effect;

4.1.71	there are no outstanding claims, actions, suits, litigation, arbitration, investigations or proceedings, whether or not purportedly on behalf of the Corporation or the Subsidiaries, or proposed or threatened in writing against the Corporation or the Subsidiaries which, if determined adversely to the Corporation or the Subsidiaries would have a Material Adverse Effect or which may restrict or prohibit the ability of the Corporation to perform its obligations hereunder;

4.1.72	the Corporation has not, directly or indirectly:

(a)	made or authorized any contribution, payment or gift of funds or property to any official, employee, agents or family members of any governmental agency, authority or instrumentality of any jurisdiction; or

(b)

made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment or gift was, is or would be prohibited under the Canada Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to the Corporation and its operations, and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation; and

4.1.73	the issued and outstanding Common Shares are listed and posted for trading on the TSX, the Corporation is in compliance in all material respects with the by-laws, rules and regulations of the TSX and the TSX has conditionally approved the listing of the Underlying Shares on the TSX upon their issuance.

4.2	Additional Representations and Warranties of the Corporation

4.2.1	The representations and warranties of the Corporation set forth in the underwriting agreement to be entered into by the Corporation in connection with the offering of the Preferred Shares, other than those that are only applicable to such underwriting agreement, are hereby incorporated by reference and deemed to be reproduced herein mutatis mutandis (and are also incorporated by reference in the Subscription Agreements) for the benefit of the Underwriters, the U.S. Affiliate and the Purchasers.

4.2.2	Any representation and warranty given by the Corporation in this Agreement shall not in any way be limited or qualified because another similar, more general or more specific representation and warranty is also given by the Corporation in any other document.

4.3	Representations, Warranties and Covenants of the Underwriters

The Underwriters hereby represent, warrant and covenant separately (and for greater certainty, not solidarily within the meaning of the Civil Code of Québec) to the Corporation, and acknowledge that the Corporation is relying upon such representations and warranties, that:

4.3.1	in respect of the offer and sale of the Offered Subscription Receipts, the Underwriters and the U.S. Affiliate will comply with all Applicable Securities Laws and in which any of them offers the Offered Subscription Receipts;

4.3.2	any offers, sales and purchases of the Offered Subscription Receipts in the United States: (i) will be made in accordance with Schedule A (which schedule is incorporated into and forms part of this Agreement); (ii) will be conducted in such a manner so as not to require registration thereof or the filing of a registration statement or prospectus with respect thereto under the U.S. Securities Act; and (iii) will be conducted through the U.S. Affiliate and in compliance with U.S. Securities Laws;

4.3.3

the Underwriters, the U.S. Affiliate and their representatives have not engaged in or authorized, and will not engage in or authorize, any form of general solicitation or general advertising (within the meaning of Regulation D under the U.S.

Securities Act) in connection with or in respect of the Offered Subscription Receipts, including in any newspaper, magazine, printed media of general and regular paid circulation or any similar medium, or broadcast over radio or television or the internet or otherwise or conducted any seminar or meeting concerning the offer or sale of the Offered Subscription Receipts whose attendees have been invited by any general solicitation or general advertising; and

4.3.4	the Underwriters have not and will not solicit offers to purchase or sell the Offered Subscription Receipts so as to require the filing of a prospectus or registration statement with respect thereto or the registration of any of the Corporation’s securities under the laws of any jurisdiction including without limitation the United States.

5.	CLOSING

5.1	Closing deliveries

The purchase and sale of the Offered Subscription Receipts shall be completed at the Closing Time at the offices of Osler, Hoskin & Harcourt, LLP, Montreal, Québec, or at such other place as Canaccord Genuity, on behalf of the Underwriters, and the Corporation may agree. Provided however, that at or prior to the Closing Time, the Corporation shall duly and validly deliver to the Underwriters in Toronto, Ontario the Offered Subscription Receipts, whether by way of electronic deposit or delivery of certificates in definitive form as directed by the Underwriters, against delivery to the Escrow Agent, in accordance with the terms of the Subscription Receipt Agreement, of the aggregate Offering Price therefor less 50% of the Commission and the Underwriters’ Expenses, if applicable, in lawful money of Canada payable at par in the City of Toronto. The Underwriters may discharge their payment obligations under this Section 5 by wire transfer or certified cheque of the gross proceeds from the sale of the Offered Receipt less the Commission in accordance with Section 12 hereof and payment may be made in U.S. dollars as to up to US$54,166,672.92, which shall be accounted for purposes of the Underwriters’ obligations on the basis of the Canadian Dollars Equivalent.

5.2	Closing Conditions

Each Purchaser’s obligation to purchase the Offered Subscription Receipts at the Closing Time shall be conditional upon the fulfilment at or before the Closing Time of the following conditions (it being understood that the Underwriters may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of the following terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of them):

5.2.1	the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation, to the best of their knowledge, information and belief, that:

(a)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation (including the Common Shares in the capital of the Corporation) has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened by any regulatory authority;

(b)	the Corporation has duly complied with all the terms, covenants and conditions of this Agreement on its part to be complied with up to the Closing Time;

(c)	the representations, warranties and covenants of the Corporation contained in this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement;

(d)	there has not been a Material Adverse Effect or event or occurrence that would reasonably be expected to result in a Material Adverse Effect; and

(e)	none of the documents filed with Canadian Securities Regulators forming the Corporation’s Information Record contained a misrepresentation as at the time the relevant document was filed that has not since been corrected, and each such statement shall be true;

5.2.2	the Underwriters shall have received at the Closing Time certificates dated the Closing Date, signed by appropriate officers of the Corporation addressed to the Underwriters and their counsel, with respect to the articles and by-laws of the Corporation, all resolutions of the Corporation’s board of directors relating to the Offering, this Agreement and the transactions contemplated hereby, the incumbency and specimen signatures of signing officers and such other matters as the Underwriters may reasonably request;

5.2.3	the Underwriters shall have received at the Closing Time, evidence that all requisite approvals, consents and acceptances of the appropriate regulatory authorities and the TSX required to be made or obtained by the Corporation in order to complete the Offering have been made or obtained and the Offering shall have been conditionally accepted by the TSX;

5.2.4	this Agreement, the Acquisition Agreement, the Subscription Receipt Agreement and the Subscription Agreements shall have been executed and delivered by the parties thereto in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

5.2.5	the Underwriters shall have received favourable legal opinions addressed to the Underwriters and the Purchasers, in form and substance satisfactory to the

Underwriters’ counsel acting reasonably, dated the Closing Date, from Osler, Hoskin & Harcourt LLP, counsel for the Corporation and where appropriate, counsel in the other Selling Jurisdictions, which counsel in turn may rely, as to matters of fact, on certificates of auditors, public officials and officers of the Corporation, with respect to the matters described in Schedule D hereto;

5.2.6	the Underwriters shall have received at the Closing Time executed lock-up agreements of each of the Corporation’s directors and senior officers contemplated by Section 3.1.14 hereof;

5.2.7	if any sales of the Offered Subscription Receipts are made in the United States, the Underwriters shall have received a favourable legal opinion, addressed to the Underwriters and the U.S. Affiliate, in form and substance satisfactory to the Underwriters and the Underwriters’ counsel, acting reasonably, dated the Closing Date from United States counsel for the Corporation, to the effect that no registration of the Offered Subscription Receipts or the Underlying Shares is required under the U.S. Securities Act;

5.2.8	the Underwriters shall have received certificates of status or similar certificates with respect to the jurisdiction in which the Corporation and each Material Subsidiary is incorporated;

5.2.9	the Underwriters and their counsel shall have been provided with information and documentation, reasonably requested relating to their due diligence inquiries and investigations and shall not have identified any material adverse changes or misrepresentations or any items materially adversely affecting the Corporation’s affairs or the Proposed Acquisition which exist as of the date hereof but which have not been disseminated to the public in accordance with applicable Canadian Securities Laws;

5.2.10	the Corporation will cause the Transfer Agent to deliver a confirmation as to the issued and outstanding Common Shares;

5.2.11	all consents, approvals, permits, authorizations or filings as may be required under Canadian Securities Laws necessary for the execution and delivery of this Agreement, the Acquisition Agreement, the Subscription Receipt Agreement and the Subscription Agreements, the issuance and sale of the Offered Subscription Receipts and the Underlying Shares and the consummation of the transactions contemplated hereby and thereby have been made or obtained, as applicable; and

5.2.12	the Underwriters shall have received favourable legal opinions addressed to the Underwriters and Purchasers in form and substance satisfactory to the Underwriters’ counsel acting reasonably, dated the Closing Date, regarding the Material Subsidiaries in connection with: (i) the incorporation and existence under the laws of their jurisdiction of incorporation; (ii) as to the authorized and issued share capital and the holders of the issued and outstanding shares; and (iii) the requisite corporate power under the laws of their jurisdiction of incorporation to carry on their businesses as presently carried on and to own their properties and assets.

6.	RIGHTS OF TERMINATION

6.1	Restrictions on Distribution

If (i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made or issued under or pursuant to any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality (including without limitation the TSX or any securities regulatory authority), (ii) there is a change in any law, rule or regulation, or the interpretation or administration thereof, or (iii) an order shall have been made or threatened to cease or suspend trading in the Common Shares by any securities regulatory authority or similar regulatory or judicial authority or the TSX, which, in the reasonable opinion of the Underwriters, operates to prevent, restrict or otherwise materially adversely effect the distribution or trading of the Offered Subscription Receipts, the Underlying Shares or any other securities of the Corporation, the Underwriters (or any one of them) shall be entitled, at their sole option, in accordance with Section 6.6 of this Agreement, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Subscription Receipt) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.2	Material Change

If there shall occur any material change in the business, affairs or financial condition or financial prospects of the Corporation, the Target and their respective subsidiaries (on a consolidated basis) or there shall occur or be discovered any change in any material fact which, in each case, in the reasonable opinion of the Underwriters, has or could reasonably be expected to have a significant effect on the market price or value of the Offered Subscription Receipts or the Underlying Shares, the Underwriters (or any one of them) shall be entitled, at their sole option, in accordance with Section 6.6 of this Agreement, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Subscription Receipt) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.3	Disaster Out

If there should develop, occur or come into effect or existence any event, action, state, or condition or any action, law or regulation, inquiry, including, without limitation, terrorism, accident or major financial, political or economic occurrence of national or international consequence, or any action, government, law, regulation, inquiry or other occurrence of any nature, which, in the reasonable opinion of the Underwriters, materially adversely affects or involves, or may materially adversely affect or involve, the financial markets in Canada or the U.S. or the business, operations or affairs of the Corporation, the Target and their respective subsidiaries (on a consolidated basis), or the market price or value of the Offered Subscription Receipts or the Underlying Shares, the Underwriters (or any one of them) shall be entitled at their sole option, in accordance with Section 6.6 of this Agreement, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Subscription Receipt) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.4	Breach

If the Corporation is in breach of any material term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement is false in any material respect, the Underwriters (or any one of them) shall be entitled at their sole option, in accordance with Section 6.6 of this Agreement, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Subscription Receipt) by written notice to that effect given to the Corporation on or prior to the Closing Time. The Underwriters (or any one of them) may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon the Underwriters only if the same is in writing and signed by them.

6.5	Termination of the Proposed Acquisition

If (i) the Corporation delivers to the Underwriters notice or announces to the public that it no longer intends to complete the Proposed Acquisition prior to the Release Deadline, (ii) the closing date of the Proposed Acquisition does not occur on or before the Release Deadline or (iii) the Proposed Acquisition is terminated at any earlier time for any reason, the Underwriters (or any one of them) shall be entitled at their sole option, in accordance with Section 6.6 of this Agreement, to terminate their obligations under this Agreement (and the obligations of the Purchasers arranged by them to purchase the Offered Subscription Receipt) by written notice to that effect given to the Corporation on or prior to the Closing Time.

6.6	Exercise of Termination Rights

The rights of termination contained in Section 6 may be exercised by the Underwriters (or any one of them) and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination by the Underwriters, there shall be no further liability on the part of the Underwriters to the Corporation or on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may arise after such termination in respect of acts or omissions prior to such termination under Section 10 of this Agreement.

7.	STANDSTILL

The Corporation agrees not to, directly or indirectly, offer, issue, sell, grant, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Corporation until 90 days after the later of (i) 120 days after the Closing Date and (ii) the closing of the Proposed Acquisition, unless the Termination Time has occurred, in which case such covenants will terminate automatically at the Termination Time, without the prior written consent of Canaccord Genuity on behalf of the Underwriters, such consent not to be unreasonably withheld, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations of the Corporation in respect of existing agreements; (iv) the issuance of securities by the Corporation in connection with acquisitions in the normal course of business; (v) the issuance of Underlying Shares; (vi) the issuance of other equity securities or securities convertible into equity securities (including Commitment Warrants, Commitment Shares and Preferred Shares) in connection with the Proposed Acquisition, on the terms set forth in the Commitment Letters or hereunder.

8.	EXPENSES

Whether or not the Offering herein contemplated shall be completed, the Corporation shall be responsible for all reasonable expenses of the Offering, including but not limited to: fees and disbursements of accountants and auditors, technical consultants, translators and other applicable experts; all costs and expenses related to roadshows and marketing activities, printing, filing, issue, sale and distribution, stock exchange approval and other regulatory compliance; other reasonable out-of-pocket expenses of the Underwriters (including, but not limited to, travel expenses in connection with due diligence and marketing activities, and fees and expenses of the Underwriters’ legal counsel); including any expenses incurred prior to the date first written above and all taxes payable in respect of any of the foregoing (the “Underwriters’ Expenses”). All such fees, disbursements and expenses shall be payable by the Corporation immediately upon receiving an invoice therefore from the Underwriters, or at the option of the Underwriters, may be deducted from the gross proceeds of the Offering otherwise deposited in escrow by the Underwriters with the Escrow Agent at the Closing.

9.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

All terms, warranties, representations, covenants and agreements herein contained or contained in any documents delivered pursuant to this Agreement and in connection with the transactions herein contemplated shall survive the purchase and sale of the Offered Subscription Receipts and will continue in full force and effect for the benefit of the Underwriters and/or the Corporation, as the case may be, regardless of any subsequent disposition of the Offered Subscription Receipt or the Underlying Shares or any

investigation by or on behalf of the Underwriters with respect thereto for a period ending on the later of (a) the date that is two years following the Closing Date, and (b) the latest date under Canadian Securities Laws (non-residents of Canada being deemed to be resident in the Province of Québec for such purposes) that an action may be commenced. The Underwriters and/or the Corporation, as the case may be, will be entitled to rely on the representations and warranties of the other parties contained in this Agreement or delivered pursuant to this Agreement notwithstanding any investigation, which the Underwriters and/or the Corporation may undertake or which may be undertaken on the Underwriters’ and/or Corporation’s behalf, as the case may be.

10.	INDEMNITY

10.1	Indemnity

10.1.1

The Corporation and its Material Subsidiaries (the “Indemnitors”) hereby solidarily agree to indemnify and hold harmless the Underwriters, each of their respective subsidiaries and affiliates, directors, officers, employees, partners, agents, shareholders, advisors and each other person, if any, controlling the Underwriters or any of their subsidiaries, affiliates and each shareholder of the Underwriters (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”), from and against any and all losses (other than loss of profits), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel (collectively, the “Losses”) that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of any action, suit, proceeding, investigation or claim that may be made or threatened by any person or in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, the performance of professional services rendered to the Corporation or otherwise in connection with the matters referred to in this Agreement, whether performed before or after the execution of this Agreement by the Indemnitors. The Indemnitors agree to waive any right the Indemnitors may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitors also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Indemnitors or any person asserting Claims on behalf of or in right of the Indemnitors for or in connection with this Agreement. The Indemnitors will not, without Canaccord Genuity’s prior written consent, on behalf of the Underwriters, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Indemnitors have acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

10.1.2	Promptly after receiving notice of a Claim against any Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitors, the Indemnified Party will notify the Indemnitors in writing of the particulars thereof, provided that the omission so to notify the Indemnitors shall not relieve the Indemnitors of any liability which the Indemnitors may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as required prejudices the defense of such Claim or results in any material increase in the liability which the Indemnitors have under this indemnity. The Indemnitors shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of their own choosing and at their own expense, the settlement or defense of the Claim. If an Indemnitor undertakes, conducts and controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

10.1.3	The foregoing indemnity shall not apply to the extent that a court of competent jurisdiction in a final judgment that has become non appealable shall determine that such Losses to which the Indemnified Party may be subject were primarily caused by the gross negligence, intentional fault or wilful misconduct of the Indemnified Party.

10.1.4	The Indemnitors hereby constitute the Underwriters as trustees for each of the other Indemnified Parties of the Indemnitors’ covenants under this indemnity with respect to those persons and the Underwriters agree to accept that trust and to hold and enforce those covenants on behalf of those persons.

10.1.5	The Indemnitors also solidarily agree to reimburse the Underwriters for the time spent by their personnel in connection with any Claim at their normal per diem rates. The Underwriters or any other Indemnified Party may retain one firm as counsel to separately represent them in the defense of a Claim, which shall be at the Indemnitors’ expense if: (i) the Indemnitors do not promptly assume the defense of the Claim and in any event no later than 14 days after receiving actual notice of the Claim; (ii) the Indemnitor agree to separate representation; or (iii) the Underwriters or any other Indemnified Party is advised by counsel that there is an actual or potential conflict in the Indemnitors’ and the Underwriters’ or any other Indemnified Party’s respective interests or additional defenses are available to the Underwriters or any other Indemnified Party, which makes representation by the same counsel inappropriate.

10.1.6	The indemnity obligations of the Indemnitors hereunder are in addition to any liabilities which the Indemnitors may otherwise have to the Underwriters or any other Indemnified Party.

10.2	Right of Indemnity in Favour of Others

With respect to any party who may be indemnified by 10.1 above and is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this Section 10 in trust for and on behalf of such indemnified party.

10.3	Contribution

10.3.1	In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in Section 10 would otherwise be available in accordance with its terms but is, for any reason, unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms or insufficient to hold any Indemnified Party harmless, the Indemnitors shall solidarily contribute to all claims suffered or incurred by any Indemnified Party in such proportion as is appropriate to reflect not only the relative benefits received by the Corporation on the one hand and any Indemnified Party on the other hand from the issue and sale of the Offered Subscription Receipts but also the relative fault of the Indemnitors or any Indemnified Party as well as any relevant equitable considerations. The Indemnitors shall in any event be solidarily liable to contribute to the amount paid or payable by an Indemnified Party as a result of a claim under Section 10, any amounts in excess of the Commission or any portion of such Commission actually received by the Indemnified Party. The Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of the Commission or any portion of such Commission actually received. However, no party who has engaged in any fraud, fraudulent misrepresentation, wilful misconduct or negligence shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, wilful misconduct or negligence.

10.3.2	The rights to contribution provided in this Section 10.3 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

10.3.3	With respect to any Indemnified Party who is not a party to this Agreement, it is the intention of the Indemnitors to constitute the Underwriters as trustees for such Indemnified Party of the rights and benefits of this Section 10.3 and the Underwriters agree to accept such trust and to hold the rights and benefits of this Section 10.3 in trust for an on behalf of such Indemnified Party.

10.3.4	For greater certainty, in the event of unenforceability or unavailability of the indemnity provided for in Section 10, the Indemnitors shall not have any obligation to contribute pursuant to this Section 10.3 except to the extent the indemnity given by it in Section 10 would have been applicable to such Claim in accordance with its terms, has such indemnity been found to be enforceable and available to the Indemnified Parties.

11.	ADVERTISEMENTS

The Corporation acknowledges that the Underwriters shall have the right, subject to this Agreement, at its own expense, to place such advertisement or advertisements relating to the sale of the Offered Subscription Receipts contemplated herein as the Underwriters may consider desirable or appropriate and as may be permitted by applicable law. The Corporation and the Underwriters each agree not to make or publish any advertisement in any media whatsoever relating to, or otherwise publicise, the transaction provided for herein so as to result in any exemption from the prospectus and registration requirements of Canadian Securities Laws in any of the Selling Jurisdictions or any other jurisdiction in which the Offered Subscription Receipts shall be offered or sold being unavailable in respect of the sale of the Offered Subscription Receipts to prospective purchasers.

12.	UNDERWRITERS’ COMMISSION

In consideration of the services to be rendered by the Underwriters in connection with the Offering, the Corporation shall pay the Underwriters a cash fee (the “Commission”) equal to 4.5% of the gross proceeds from the Offering (including pursuant to the exercise of the Option, as applicable). With respect to the Base Offering, no commission shall be payable on the proceeds equal to the Canadian dollar equivalent of US$54,166,672.92 received on the Closing Time from a certain investor who was identified and whose order was secured by the Corporation without the assistance of the Underwriters. No other fee or commission is payable by the Corporation in connection with the completion of the Offering, except for the reimbursement of the Underwriters’ Expenses.

Of the Commission, 50% will be payable by the Corporation at the Closing Time and the balance will be paid from the Escrowed Proceeds at the time of occurrence of the Release Event. If the Release Event has not occurred prior to the Release Deadline, then no further payment on account of the Commission will be payable by the Corporation to the Underwriters.

13.	SYNDICATION OF THE UNDERWRITERS

13.1	Syndication

13.1.1	Subject to the terms and conditions of this Agreement, the obligation of the Underwriters to purchase the Firm Subscription Receipts at the Closing Time shall be joint (and not solidary, nor joint and several) and shall be limited to the percentage of Firm Subscription Receipts set out opposite the name of the respective Underwriters below:

Underwriter	Syndicate Position
Canaccord Genuity Corp.	50%
Cormark Securities Inc.	22.5%
Desjardins Securities Inc.	22.5%
Clarus Securities Inc.	5.0%

13.1.1	In the event that the Option is exercised, subject to the terms and conditions of this Agreement, the obligation to purchase the Option Subscription Receipts at the Closing Time shall be joint (and not solidary, nor joint and several) and shall be limited to the percentage of Option Subscription Receipts set out opposite the name of the respective Lead Underwriters below:

Underwriter	Syndicate Position
Canaccord Genuity Corp.	80%
Cormark Securities Inc.	10%
Desjardins Securities Inc.	10%

13.1.2	If any one of the Underwriters shall not complete the purchase and sale of its applicable percentage of the aggregate amount of the Offered Subscription Receipts at the Closing Time for any reason whatsoever, the other Underwriters shall have the right, but shall not be obligated, to purchase the Offered Subscription Receipts which would otherwise have been purchased by the Underwriter which fails to purchase. If, with respect to the Offered Subscription Receipts, the non-defaulting Underwriter elects not to exercise such rights to assume the entire obligations of the defaulting Underwriter, then the Corporation shall have the right to terminate its obligations hereunder without liability except in respect of its indemnity, contribution and expense obligations in respect of the non-defaulting Underwriter. Nothing in this Section 13 shall oblige the Corporation to sell to the Underwriters less than all of the Offered Subscription Receipts or shall relieve an Underwriter in default hereunder from liability to the Corporation.

14.	ACTION BY UNDERWRITERS

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters relating to termination contemplated by

Section 6 or matters relating to indemnity and contribution contemplated by Section 10 and Section 10.3, may be taken by Canaccord Genuity on behalf of itself and the Underwriters and the execution and delivery of this Agreement by the Corporation and the Underwriters shall constitute the Corporation’s authority for accepting any notice, request, direction, certificate, consent or other communication from Canaccord Genuity and for delivering the Offered Subscription Receipts by electronic deposit or otherwise to, or to the order of, Canaccord Genuity. Canaccord Genuity agrees to consult with the other Underwriters with respect to all material matters. The rights and obligations of the Underwriters under this Agreement shall be joint and not solidary.

15.	ALL TERMS TO BE CONDITIONS

The Corporation agrees that the conditions contained in Section 5.2 will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation and that it will use its commercial best efforts to cause all such conditions to be complied with. Any breach or failure to comply with any of the conditions set out in Section 5.2 shall entitle any of the Underwriters to terminate its obligations hereunder, by written notice to that effect given to the Corporation at or prior to the Closing Time. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by each of the Underwriters.

16.	MATERIAL CHANGES DURING DISTRIBUTION

During the period from the date hereof to the Closing Date, the Corporation shall promptly notify the Underwriters (and, if requested by any of the Underwriters, confirm such notification in writing) of (i) any Material Adverse Effect, actual or contemplated; (ii) any material change in any information provided to the Underwriters concerning the Corporation, the Target, the Proposed Acquisition, the Subscription Receipts, the Commitment Letters or the Offering; (iii) any notice by any judicial or regulatory authority or any stock exchange requesting any information, meeting or hearing relating to the Corporation or the Offering; or (iv) any other event or state of affairs that may be material to the Underwriters or the securityholders of the Corporation. During the period from the date hereof to the Closing Date, the Corporation shall promptly, and in any event, within any applicable time limitation, comply with all applicable filing and other requirements under Canadian Securities Laws as a result of such change. The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, and financial or otherwise) which is of such a nature that there is reasonable doubt as to whether notice in writing need be given to the Underwriters pursuant to this Section 16.

17.	PRESS RELEASES AND OTHER PUBLIC DOCUMENTS

The Corporation shall (i) provide Canaccord Genuity, on behalf of the Underwriters, and its counsel with a reasonable opportunity to review and comment on any press release or other public communication issued by the Corporation in connection with the Proposed Acquisition and the Offering, including any materials to be mailed to shareholders of the Corporation in connection with the Meeting and the Proposed Acquisition and its financing; (ii) at Canaccord Genuity’s request, on behalf of the Underwriters, include a reference to the Underwriters and their role in any such release or communication, and (iii) ensure that any press release concerning the Offering complies with applicable law including U.S. securities law restrictions in respect of general solicitation, general advertising and directed selling efforts. The Corporation acknowledges that if the Offering is successfully completed, the Underwriters will be permitted to publish, at their own expense, public announcements or other communications relating to their services in connection with the Offering as they consider appropriate.

18.	GENERAL

18.1	Notices

18.1.1	Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	If to the Corporation, to it at:

Amaya Gaming Group Inc.
7600 TransCanada Hwy
Pointe-Claire, QC H9R 1C8

Attention: David Baazov
Fax: (514) 744-5114

with a copy to:

Osler, Hoskin & Harcourt LLP
1000 De la Gauchetière Street West
Suite 2100
Montreal, QC H3B 4W5

Attention: Eric Levy
Fax: (514) 904-8101

(b)	If to the Underwriters, to:

Canaccord Genuity Corp.
Brookfield Place
161 Bay Street, Suite 3000
Toronto, Ontario M5J 2S1

Attention: Daniel Daviau
Fax: (416) 869-3876

with a copy to:

McCarthy Tétrault LLP
1000 De la Gauchetière Street West
Suite 2500
Montreal, Québec H3B 0A2

	Attention:	Philippe Leclerc
Patrick Boucher

	Facsimile:	(514) 875-6246

or to such other address as any of the parties may designate by notice given to the others.

18.1.2	Each notice shall be personally delivered to the addressee or sent by facsimile transmission to the addressee and (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by facsimile transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

18.2	No Requirement to List Securities as Condition to Supply of Services

Desjardins Securities Inc. owns or controls an equity interest in TMX Group Limited (“TMX Group”). As such, such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange (each, a “TMX Exchange”). No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service. The Corporation confirms and acknowledges that the decision to list its Common Shares on the TSX was made by the Corporation. Desjardins Securities Inc. did and does not require the Corporation to list securities on any of the TMX Exchanges as a condition of supplying or continuing to supply underwriting and/or any other services, including any services provided pursuant to the terms hereof.

18.3	Time of the Essence

Time shall, in all respects, be of the essence hereof.

18.4	Canadian Dollars

All references herein to dollar amounts are to lawful money of Canada.

18.5	Headings

The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

18.6	Singular and Plural, etc.

Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

18.7	Entire Agreement

This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings. This Agreement may be amended or modified in any respect by written instrument only. All schedules attached to this Agreement are deemed to be part hereof and are hereby incorporated by reference.

18.8	Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

18.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein.

18.10	Successors and Assigns

The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation, the Underwriters and the Purchasers and their respective executors, heirs, successors and permitted assigns; provided that, except as provided herein or in the Subscription Agreements, this Agreement shall not be assignable by any party without the written consent of the others.

18.11	Further Assurances

Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

18.12	Conflict

The Corporation acknowledges that the Underwriters and their affiliates carry on a range of businesses, including providing stockbroking, investment advisory, research, investment management and custodial services to clients and trading in financial products as agent or principal. It is possible that the Underwriters and other entities in their respective groups that carry on those businesses may hold long or short positions in securities of companies or other entities, which are or may be involved in the transactions contemplated in this Agreement and effect transactions in those securities for their own account or for the account of their respective clients. The Corporation agrees that these divisions and entities may hold such positions and effect such transactions without regard to the Corporation’s interests under this Agreement.

18.13	Language

The parties hereby acknowledge that they have expressly required this Agreement and all notices, statements of account and other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties reconnaissent avoir expressément demandé que la présente Convention ainsi que tout avis, tout état de compte et tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

18.14	Effective Date

This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

18.15	Fiduciary

The Corporation hereby acknowledges that the Underwriters are acting solely as Underwriters in connection with the purchase and sale of the Offered Subscription Receipts. The Corporation further acknowledges that the Underwriters are acting pursuant to a contractual relationship created solely by this Agreement entered into on an arm’s length basis, and in no event do the parties intend that the Underwriters act or be responsible as a fiduciary to the Corporation, its management, shareholders or creditors or any other person in connection with any activity that the Underwriters may undertake or have undertaken in furtherance of such purchase and sale of the Corporation’s securities, either before or after the date hereof. The Underwriters hereby expressly disclaim any fiduciary or similar obligations to the Corporation, either in connection with the transactions contemplated by this Agreement or any matters leading up to such transactions, and the Corporation hereby confirms its understanding and agreement to that effect. The Corporation and the Underwriters agree that they are each responsible for making their own independent judgments with respect to any such transactions and that any opinions or views expressed by the Underwriters to the Corporation regarding such transactions, including, but not limited to, any opinions or views with respect to the price or market for the Corporation’s securities, do not constitute advice or recommendations to the Corporation. The Corporation and the Underwriters agree that the Underwriters are acting as principal and not the fiduciary of the Corporation and no Underwriter has assumed, and no Underwriter will assume, any advisory responsibility in favour of the Corporation with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether any Underwriter has advised or is currently advising the Corporation on other matters).

18.16	Counterparts and Facsimile

This Agreement may be executed in any number of counterparts and by facsimile, each of which so executed shall constitute an original and all of which taken together shall form one and the same agreement.

[Remainder of Page Intentionally Left Blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this letter where indicated below and delivering the same to the Underwriters.

Yours very truly,

CANACCORD GENUITY CORP.

By:	(s) Stewart Busbridge
	Name:	Stewart Busbridge
	Title:	Managing Director

CORMARK SECURITIES INC.

By:	(s) Roger Poirier
	Name:	Roger Poirier
	Title:	Managing Director, Investment Banking

DESJARDINS SECURITIES INC.

By:	(s) François Carrier
	Name:	François Carrier
	Title:	Managing Director, Investment Banking

CLARUS SECURITIES INC.

By:	(s) Mark Pavan
	Name:	Mark Pavan
	Title:	Managing Director, Investment Banking

The foregoing is hereby accepted on the terms and conditions herein set forth.

DATED as of the 7th day of July, 2014.

AMAYA GAMING GROUP INC.

By:	(s) David Baazov
	Name:	David Baazov
	Title:	President and Chief Executive Officer

The undersigned subsidiaries of the Corporation hereby intervene to this Agreement to acknowledge and agree to their solidary indemnification obligations set forth in Section 10 of this Agreement.

DATED as of the 7th day of July, 2014.

DIAMOND GAMES ENTERPRISES

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

AMAYA (ALBERTA) INC.

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

CADILLAC JACK, INC.

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

CRYPTOLOGIC LTD.

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

AMAYA HOLDINGS CORPORATION

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

AMAYA AMERICAS CORPORATION

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

EQUIPOS Y SOLUCIONES TECNOLOGICAS CADILLAC JACK, S. DE R.L. DE C.V.

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

AMAYA INTERACTION HOLDING USA CORP.

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

AMAYA GAMING HOLDINGS CANADA INC.

By:	(s) David Baazov
	Name:	David Baazov
	Title:	Director

SCHEDULE A

TERMS AND CONDITIONS FOR

UNITED STATES OFFERS AND SALES

This is Schedule A to the underwriting agreement (the “Underwriting Agreement”) dated July 7, 2014 among Amaya Gaming Group Inc., on the first part, and Canaccord Genuity Corp., Cormark Securities Inc., Desjardins Securities Inc. and Clarus Securities Inc., on the second part. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Underwriting Agreement and the following terms shall have the meanings indicated:

Directed Selling Efforts	means “directed selling efforts” as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule A, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Subscription Receipts and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of such securities;

Foreign Issuer	means a “foreign issuer” as that term is defined in Rule 902(e) of Regulation S;

General Solicitation or General Advertising	means “general solicitation or general advertising”, as used under Rule 502(c) under the U.S. Securities Act, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television or the internet, or telecommunications, including electronic display, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

Offshore Transaction	means “offshore transaction” as that term is defined in Rule 902(h) of Regulation S;

Qualified Institutional Buyer	means “qualified institutional buyer” as that term is defined in Rule 144A(a)(1)(i) under the U.S. Securities Act;

Regulation D	means Regulation D under the U.S. Securities Act;

Regulation S	means Regulation S under the U.S. Securities Act;

SEC	means the United States Securities and Exchange Commission;

Selling Group	means dealers or brokers other than the Underwriters who participate in the offer and sale of securities pursuant to the Underwriting Agreement;

Substantial U.S. Market Interest	means “substantial U.S. market interest” as that term is defined in Rule 902(j) of Regulation S;

Substituted Purchasers	means Qualified Institutional Buyers and Institutional Accredited Investors designated by the Underwriters to purchase Offered Subscription Receipts directly from the Corporation in the United States as substituted purchasers;

United States	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

U.S. Affiliate	means Canaccord Genuity Inc.;

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended; and

U.S. Securities Act	means the United States Securities Act of 1933, as amended.

U.S. Subscription Agreement	means the agreement to be entered into between the Corporation and each purchaser of Offered Subscription Receipts in the United States, in the form agreed to by the Corporation and the Underwriters.

Representations, Warranties and Covenants of the Underwriters

The Underwriters and the U.S. Affiliate separately (and for greater certainty, not solidarily within the meaning of the Civil Code of Québec) acknowledge that the Offered Subscription Receipts and the Underlying Common Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws and the Offered Subscription Receipts may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Underwriter separately (and for greater certainty, not solidarily within the meaning of the Civil Code of Québec) represents, warrants and covenants to the Corporation that:

1.

It has not offered and arranged the sale of, and will not offer and arrange the sale of, any Offered Subscription Receipts as a part of its distribution except (a) in an offshore transaction in accordance with Rule 903 of Regulation S, or (b) in the United States to Qualified Institutional Buyers and Institutional Accredited Investors purchasing Offered

Subscription Receipts directly from the Corporation as Substituted Purchasers pursuant to the exemption from the registration requirements under the U.S. Securities Act provided by Rule 506 of Regulation D and similar exemptions under applicable state securities laws, and as provided in paragraphs 2 through 12 below. Neither it nor any person acting on its behalf (i) other than as permitted in paragraphs 2 through 13 below, has made or will make any offer to sell or any solicitation of an offer to buy Offered Subscription Receipt to any person in the United States; (ii) has otherwise facilitated or will facilitate any sale of Offered Subscription Receipts to any purchaser unless at the time the buy order was or will have been originated, the purchaser was outside the United States or it or any person acting on its behalf reasonably believed that such purchaser was outside the United States; or (iii) has engaged or will engage in any Directed Selling Efforts in the United States with respect to the offer and sale of the Offered Subscription Receipts.

2.	It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Subscription Receipts, except with the U.S. Affiliate, any Selling Group members or with the prior written consent of the Corporation. It shall require each Selling Group member to agree, for the benefit of the Corporation, to comply with, and shall use its commercial best efforts to ensure that the U.S. Affiliate and each Selling Group Member complies with, the same provisions of this Schedule A as apply to such Underwriter as if such provisions applied to the U.S. Affiliate or such Selling Group member, as applicable.

3.	All offers and arranged sales of the Offered Subscription Receipts in the United States have been and will be made or arranged through the U.S. Affiliate, which on the dates of such offers and arranged sales was and will be (a) duly registered as a broker or dealer pursuant to section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempt) and (b) a member of and in good standing with the Financial Industry Regulatory Authority Inc. and in compliance with all applicable federal and state requirements governing the registration and conduct of broker-dealers.

4.	Offers and arranged sales of Offered Subscription Receipts in the United States have not and will not be made by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

5.	Offers to sell and solicitations of offers to buy the Offered Subscription Receipts in the United States have and will be made in a manner consistent with Rule 506 of Regulation D to persons with whom such Underwriter or U.S. Affiliate has a pre-existing relationship and who are or are reasonably believed by them to be Qualified Institutional Buyers.

6.	Prior to the completion of any sale of Offered Subscription Receipts in the United States, each purchaser thereof will be required to execute and deliver to the Underwriters a U.S. Subscription Agreement.

7.	All purchasers of the Offered Subscription Receipts that are in the United States will be informed that the Offered Subscription Receipts and the Underlying Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and the Offered Subscription Receipts are being sold to them without registration under the U.S. Securities Act in reliance on the exemption from registration provided by Rule 506 of Regulation D and similar exemptions under applicable state securities laws.

8.	On the Closing Date, each Underwriter, together with the U.S. Affiliate, will provide to the Corporation a certificate in the form of Annex I to this Schedule A relating to the manner of the offer and sale of the Offered Subscription Receipts in the United States or will be deemed to have represented that neither it nor the U.S. Affiliate offered or arranged for the sale of Offered Subscription Receipts in the United States.

9.	None of the Underwriters, the U.S. Affiliate, their respective affiliates or any person acting on their behalf (other than the Corporation, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act, in connection with the offer and sale of the Offered Subscription Receipts.

10.	Each offeree of Offered Subscription Receipts in the United States has been or will be provided with a copy of the U.S. Subscription Agreement and no other written material had been or will be used in connection with the offer and sale of the Offered Subscription Receipts in the United States.

11.	With respect to Offered Subscription Receipts to be offered and sold in reliance on Rule 506 of Regulation D, none of the Underwriters, the U.S. Affiliate, nor any of their respective directors, executive officers, other officers participating in the Offering, general partners or managing members, or any of the respective directors, executive officers or other officers participating in the Offering of any such general partner or managing member (each, an “Underwriter Covered Person” and, together, “Underwriter Covered Persons”), is subject to any of the “Bad Actor” disqualifications described in Rule 506(d)(1)(i) to (viii) under Regulation D (a “Disqualification Event”), except for a Disqualification Event (i) contemplated by Rule 506(d)(2) of Regulation D and (ii) a description of which has been furnished in writing to the Corporation prior to the date hereof.

12.	None of the Underwriters nor the U.S. Affiliate are aware of any person (other than any Corporation Covered Person (as defined below) or Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Offered Subscription Receipts pursuant to Rule 506 of Regulation D. Each Underwriter will notify the Corporation, prior to the Closing Date of any agreement entered into between an Underwriter and such person in connection with such sale.

13.	Each of the Underwriters will notify the Corporation in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Underwriter Covered Person not previously disclosed to the Corporation in accordance with Section 11 of this Schedule A and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Underwriter Covered Person.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees that:

1.	The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Subscription Receipts or the underlying Common Shares.

2.	The Corporation is not, and as a result of the sale of the Offered Subscription Receipts contemplated hereby will not be, an “investment company” registered or required to be registered under the Investment Company Act of 1940, as amended.

3.	Neither the Corporation nor any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of a notice of sales on Form D.

4.	None of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliate or any person acting on their behalf, as to which no representation is made), has made or will make (A) except with respect to offers and sales to Qualified Institutional Buyers purchasing Offered Subscription Receipts directly from the Company as Substituted Purchasers in reliance upon an exemption from registration under the U.S. Securities Act provided by Rule 506 of Regulation D in accordance with the provisions set forth herein, any offer to sell, or any solicitation of an offer to buy, any Offered Subscription Receipts to any person in the United States, or (B) any offer to sell or any solicitation of an offer to buy Offered Subscription Receipts unless, at the time the buy order was or will have been originated, the purchaser is (i) outside the United States or, (ii) the Corporation, its affiliates, and any person acting on their behalf reasonably believes that the purchaser is outside the United States.

5.	None of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliate or any person acting on their behalf, as to which no representation is made) has made or will make any Directed Selling Efforts, or has taken or will take any action that would cause the exemption afforded by Rule 506 of Regulation D or Regulation S to be unavailable for offers and sales of the Offered Subscription Receipts pursuant to this Agreement.

6.	None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliate or any person acting on their behalf, as to which no representation is made) have engaged or will engage in any form of General Solicitation or General Advertising with respect to offers or sales of the Offered Subscription Receipts in the United States or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7.	The Corporation has not, for a period of six months prior to the commencement of the Offering hereof sold, offered for sale or solicited any offer to buy any of its securities, and will not do so for a period of six months following the completion of the Offering, in the United States in a manner that would be integrated with the Offering and that would cause the exemption from registration afforded by Rule 506 of Regulation D or the exclusion from registration provided by Regulation S to be unavailable for offers and sales of the Offered Subscription Receipts pursuant to this Agreement.

8.	None of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, the U.S. Affiliate and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action that would constitute a violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offered Subscription Receipts.

9.	With respect to Offered Subscription Receipts to be offered and sold in reliance on Rule 506 of Regulation D, none of the Corporation, any of its predecessors, any affiliated issuer, any director, executive officer, other officer participating in the Offering, general manager, partner or managing member of the Corporation, any “beneficial owner” (as that term is defined in Rule 13d-3 under the U.S. Exchange Act) of 20% or more of the Corporation’s outstanding voting equity securities, calculated on the basis of voting power, nor any “promoter” (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale (each, a “Corporation Covered Person” and, together, “Corporation Covered Persons”), is subject to any Disqualification Event except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) of Regulation D. The Corporation has complied with its disclosure obligations under Rule 506(e), and has furnished to the Underwriters a copy of any disclosures provided thereunder.

10.	The Corporation is not aware of any person (other than any Corporation Covered Person or Underwriter Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Offered Subscription Receipts. The Corporation will notify the Underwriters, prior to the Closing Date of any agreement entered into between the Corporation and such person in connection with such sale.

11.	The Corporation will notify the Underwriters in writing, prior to the Closing Date of (i) any Disqualification Event relating to any Corporation Covered Person and (ii) any event that would, with the passage of time, become a Disqualification Event relating to any Corporation Covered Person.

APPENDIX I TO SCHEDULE A

UNDERWRITERS’ CERTIFICATE

In connection with the private placement in the United States of subscription receipts (the “Offered Subscription Receipts”) of Amaya Gaming Group Inc. (the “Corporation”) pursuant to the underwriting agreement dated July 7, 2014 among the Corporation, and the Underwriters named therein (the “Underwriting Agreement”), the undersigned does hereby certify as follows:

(Unless otherwise defined herein, terms used in this exhibit that are defined in the Underwriting Agreement shall have the same meaning herein as in the Underwriting Agreement (including Schedule A thereto)).

(a)	all offers and sales of the Offered Subscription Receipts in the United States were effected and arranged through the undersigned U.S. Affiliate which is, and was at the time of such offer and arranged sale, (i) a duly registered broker dealer pursuant to Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer is made (unless exempted from the respective state’s broker-dealer registration requirements) and (ii) a member of and in good standing with the Financial Industry Regulatory Authority, Inc.;

(b)	all offers and arranged sales of Offered Subscription Receipts in the United States have been effected in accordance with all applicable United States federal and state broker-dealer requirements;

(c)	immediately prior to contacting any offeree in the United States we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or an Institution Accredited Investor and, on the date hereof, we continue to believe that each such person purchasing Offered Subscription Receipts from the Corporation as a Substituted Purchaser is a Qualified Institutional Buyer or an Institution Accredited Investor;

(d)	no form of General Solicitation or General Advertising was used by us in connection with the offer or sale of the Offered Subscription Receipts in the United States;

(e)	none of us has taken any action that would constitute a violation of Regulation M under the U.S. Exchange Act with respect to the Offering;

(f)	each offeree was provided, prior to the time of such offeree’s purchase of any Offered Subscription Receipts from the Corporation, with a copy of the U.S. Subscription Agreement and none of us has used or will use any written material other than the Subscription Agreement;

(g)	the offering of the Offered Subscription Receipts in the United States has been conducted by us through the U.S. Affiliate in accordance with the terms of the Underwriting Agreement, including Schedule A thereto; and

(h)	prior to any arranged sale of Offered Subscription Receipts in the United States, we obtained properly completed and executed U.S. Subscription Agreements from all Purchasers therein.

Dated this      day of             , 2014.

CANACCORD GENUITY INC.

By:
Name:
Title:

SCHEDULE B

CONVERTIBLE SECURITIES

This is Schedule B to the underwriting agreement (the “Underwriting Agreement”) dated July 7, 2014 among Amaya Gaming Group Inc., on the first part, and Canaccord Genuity Corp., Cormark Securities Inc., Desjardins Securities Inc. and Clarus Securities Inc., on the second part.

WARRANTS

Number	Exercise Price	Expiry Date
1,065,600	$3.00	April 30, 2015
1,118,880	$6.25	January 31, 2016
4,000,000	$15.00	May 15, 2024

STOCK OPTIONS

Number of shares authorized to be issued under the plan	Number of issued and outstanding options
9,300,000	5,493,419

On April 29, 2010, the Corporation entered into a subordinated debt agreement with Capital Régional et Coopératif Desjardins (“Desjardins”) in the amount of $3,000,000 (the “Loan Agreement”) which will be disbursed in two tranches of $1,500,000, each subject to the satisfaction of the conditions set forth in the Loan Agreement. The subordinated debt is repayable in equal monthly instalments over a five year period. The loan bears interest at the annual rate of 14% plus an additional interest representing 1% of yearly gross sales of the Corporation for the first $25,000,000 of sales and an additional 0.20% for sales over $25,000,000. The subordinated debt is convertible into voting and participating shares of the Corporation on an event of default by the Corporation at the discretion of Desjardins on the terms set forth in the Loan Agreement. As amended on June 22, 2010, in the event Desjardins exercises the conversion privilege as a result of an event of default, the conversion is based on the greater of (i) the book value of the Common Shares of the Corporation on the basis of the most recent audited consolidated financial statements or, at Desjardins’ sole discretion, the most recent unaudited consolidated quarterly financial statements of the Corporation, provided that such book value shall not be less than one cent per Common Share, and (ii) the minimum price authorized by the applicable rules. The first tranche was disbursed on April 30, 2010 and the second tranche will be disbursed once certain conditions of the Loan Agreement have been met.

Under the terms of the subordinated debt agreement with the lender, the Corporation is required amongst other conditions, to maintain at all times certain ratios.

B-1

On May 15, 2014, the Corporation’s wholly-owned subsidiary, Cadillac Jack, Inc. (“Cadillac Jack”) obtained credited facilities from FS Investment Corporation and FS Investment Corporation II for the purpose of financing working capital expenses and general corporate purposes of the Corporation and its subsidiaries (the “Credit Facilities”). The Credit Facilities provide for (i) an incremental US$80 million term loan to Cadillac Jack’s existing US$160 million senior term loan, and (ii) a mezzanine debt in the form of a subordinated term loan in the aggregate principal amount of US$100 million (the “Mezzanine Facility”). In connection with the Mezzanine Facility, the Corporation granted 4 million common share purchase warrants (the to the lenders. Each warrant entitles the holders thereof to acquire one common share of the Corporation at a price per common share equal to $19.17 at any time up to a period ending 10 years after the closing date.

In connection with the financing of the Proposed Acquisition, up to US$1,050,000,000 of Preferred Shares, up to US$55,000,000 Commitment Shares and up to 12,750,000 Commitment Warrants may be issued by the Corporation.

B-2

SCHEDULE C

FORM OF LOCK-UP AGREEMENT

This is Schedule C to the underwriting agreement (the “Underwriting Agreement”) dated July 7, 2014 among Amaya Gaming Group Inc., on the first part, and Canaccord Genuity Corp., Cormark Securities Inc., Desjardins Securities Inc. and Clarus Securities Inc., on the second part.

Canaccord Genuity Corp., as representative of the several Underwriters party to the Underwriting Agreement referred to below Brookfield Place 161 Bay Street, Suite 3000 Toronto, Ontario M5J 2S1

Re:	Amaya Gaming Group Inc. – Private Placement Offering of Subscription Receipts

Ladies and Gentlemen:

The undersigned understands that you, as representative of the several Underwriters, have entered into an Underwriting Agreement (the “Underwriting Agreement”) with Amaya Gaming Group Inc. (the “Corporation”), providing for the offering, on a private placement basis (the “Offering”) by the several Underwriters (the “Underwriters”), of Subscription Receipts of the Corporation (the “Securities”). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Underwriting Agreement.

In consideration of the Underwriters’ agreement to purchase and make the Offering of the Securities, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of Canaccord Genuity on behalf of the Underwriters, such consent not to be unreasonably withheld, the undersigned will not, directly or indirectly, whether for his or her own account or for the account of another, and will cause any spouse, immediate family member of the undersigned or immediate family member of the spouse living in the undersigned’s household, or any trust of which any of the foregoing individuals are beneficiaries, to not in any manner, from the date hereof until 90 days after the later of (i) 120 days after the Closing Date and (ii) the closing of the Proposed Acquisition, unless the Termination Time has occurred, in which case such covenants will terminate automatically at the Termination Time (the “Lock-Up Period”), (A) offer, pledge, sell, contract to sell, assign, transfer, encumber, secure, grant or sell any option, right or warrant to purchase or otherwise lend, transfer or dispose of, or make any public announcement with respect of any of the foregoing (collectively, a “Transfer”), any Common Shares or securities convertible into or exercisable or exchangeable for Common Shares (other than the exercise of the Corporation’s stock options in accordance with its terms), in either case, beneficially owned or controlled by the undersigned at the time of the Underwriting Agreement (collectively, the “Subject Securities”), or (B) make any short sale, engage in any hedging transaction, or enter into any swap or other arrangement (including a monetization arrangement) that Transfers to another person or has the effect of Transferring to another person, in whole or in part, any of the economic consequences and benefits of ownership of the Subject Securities, whether any such transaction described herein is to be settled by the delivery of the Subject Securities, other securities, cash or otherwise.

Notwithstanding the restrictions on Transfers described above, during the Lock-Up Period, the undersigned may Transfer the Subject Securities without the prior written consent of Canaccord Genuity, acting on behalf of the Underwriters, in connection with the tendering of the Subject Securities pursuant to a take-over bid (as defined in Multilateral Instrument 62-104), or any other bona fide transaction, including, without limitation, a merger, amalgamation or arrangement, made to all holders of the Subject Securities and involving a change of control of the Corporation, provided that in the event the take-over bid or other transaction is not completed, the Subject Securities shall remain subject to the restrictions contained in this Letter Agreement.

In addition, the undersigned may Transfer all or a portion of the Subject Securities without the prior written consent of Canaccord Genuity, acting on behalf of the Underwriters:

(i)	as a bona fide gift or gifts;

(ii)	to any holding corporation controlled by the undersigned;

(iii)	to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned;

(iv)	as a distribution to limited partners, members or beneficiaries of the undersigned, as applicable, if the undersigned is a limited partnership, limited liability company or a trust, or to the estates of any such partners, members or beneficiaries; or

(v)	to the undersigned’s affiliates or shareholders if the undersigned is a corporation,

to the extent that such transferees agree to be bound by the terms and restrictions contained in this Letter Agreement.

Notwithstanding the foregoing or anything contained herein, this Letter Agreement applies only to the Subject Securities and does not apply to any securities of the Corporation the undersigned or its affiliates may acquire on the secondary market after the completion of the Offering.

In furtherance of the foregoing, the Corporation and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Letter Agreement.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Letter Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

C-2

The undersigned understands that if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Securities, the undersigned shall be released from, all obligations under this Letter Agreement. The undersigned understands that the Underwriters are entering into the Underwriting Agreement and proceeding with the Offering in reliance upon this Letter Agreement. This Letter Agreement will terminate upon the earlier of (i) close of trading on the last day of the Lock-Up Period, or (ii) the date on which the Underwriting Agreement is terminated in accordance with its terms.

This Letter Agreement shall be governed by and construed in accordance with the laws of Province of Québec, without regard to the conflict of laws principles thereof.

IN WITNESS WHEREOF this agreement is dated this      day of July, 2014.

[Name]
[Title]

C-3

SCHEDULE D

OPINIONS

See attached

SCHEDULE E

SUBSIDIARIES

•	Reliance Management holds one share in each of the following companies:

•	Wagerlogic Casino Software Limited

•	Wagerlogic Malta Software Limited

•	Cryptologic Malta Limited

•	All of the shares of Cadillac Jack, Inc. and 65% of the interest of Cadillac Jack, Inc. in its subsidiaries Equipos y Soluciones Tecnologicos Cadillac Jack de México, S. de R.L. de C.V., Commercializadera de Juegos Cadillac Jack de México, S. de R.L. de C.V., Operadora de Juegos Cadillac Jack de México, S. de R.L. de C.V., and Servicios Administrativos Cadillac Jack de México, S. de R.L. de C.V., have been pledged to Wilmington Trust, National Association (in its capacity as collateral agent for its benefit and for the benefit of certain other secured parties).